UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          FORM 10SB-12G/A

           GENERAL FORM FOR REGISTRATION OF SECURITIES

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934

             FLORIDINO'S INTERNATIONAL HOLDINGS INC.
        ----------------------------------------------------
       (Exact name of registrant as specified in its charter)

        FLORIDA                             59-3479186
        --------                           ------------
(State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)        Identification No.)

3560 Cypress Gardens Road
Winter Haven, Florida                         33884
----------------------------------            -----
(Address of principal executive offices)    (Zip Code)

Registrant's telephone number             (941) 326-1006
                                          --------------
Securities to be registered pursuant to Section 12(g) of the Act:
                7,657,000 Shares of Voting Common Stock

Check here whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                  Yes   X      No

As of September 30, 1999, the following shares of the Registrant's common stock were issued and outstanding:

25,000,000 shares authorized, $0.001 par value
 7,657,000 issued and outstanding

As of September 30, 1999, the following shares of the Registrant's convertible preferred stock were issued and outstanding:
   200,000 shares authorized, no par value
    50,000 issued and outstanding

Item 1.   DESCRIPTION OF THE BUSINESS

HISTORY AND ORGANIZATION

FLORIDINO'S INTERNATIONAL HOLDINGS INC., (the "Company"), was organized in June 1997 under the laws of the State of Florida, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Florida.

The Company designs, develops, owns and operates family style neighborhood Italian food restaurants featuring freshly prepared, moderately priced pizza and pasta dishes. Floridino's restaurants seek to incorporate a self-service fast casual dining experience for its customers providing high quality Italian food. Its operations encompass two segments from which the Company seeks to generate revenue: operation of restaurants and sale of frozen foods.


FLORIDINO'S RESTAURANTS

The restaurant segment of the Company produces and provides food products through restaurant outlets. The products focus on Italian foods such as pasta, pizza, sandwiches and salads as an alternative to the quick serve food industry which offer hamburgers, chicken and fried fish.

Shareholders in late 1998 were dissatisfied with the Company's progress and results. As a result, they demanded that changes to management be made and that the Company undertake a fresh and revised approach to its operations. New management then took over the Company in early 1999 and assessed the Company's prior results, its products and its potential for future development. After an assessment of the Company's past performance, new management decided to alter operations of its restaurants as they operated in their present format. Management determined that the restaurants were not producing enough revenue for the Company and that the style and concept of these restaurants were outdated. After suspending operations at all six restaurants during the period from December 1998 through September 1999: Hardball Cafe, Pizza Etc., Lakeland, Home of the Calzone, Lake Wales, and Bartow's, management decided to revamp the Company's image and concept for the purpose of creating a more modern and higher quality food product to consumers. Management also decided that new products should be introduced which would broaden the Company's product base and potential for revenue growth.

The Company revamped its Lakeland restaurant and incorporated a full service upscale concept. This restaurant operates under the name "Mama Mia" and focuses on providing high quality Italian food in a casual dining environment. Mama Mia was closed in October 1999 for reconstruction and the restaurant reopened on November 13, 1999.

The Company, opened an additional restaurant in New York operating under the name "Floridino's Cafe" which provides upscale sandwiches, soups, salads and personal size pizza. The goal of this new restaurants is to serve authentic Italian cuisine in a fast food environment. The restaurant was temporarily closed during August 1999 for reconstruction and reopened in September 1999.

Toho Holdings was organized in March 1999 for the purpose of holding title to the Company's real estate assets and is a wholly owned subsidiary of the Company.

The Company maintains and operates its restaurant in New
York City, through its wholly owned subsidiary "Floridino's Inc.", under the name Floridino's Cafe. The goal of this new restaurant is to serve authentic Italian cuisine in an upscale fast food environment. The format is express style with customers being served at the counter for carry out or to dine on premise. The ambience provides for a casual dining experience in a warm, relaxed setting. The entire premise behind Floridino's Cafe is to accommodate the lifestyle of today's consumer demanding quality, nutritious meals on the run. Zoop Soups was acquired by the Company in November 1998 and merged into Floridino's, Inc., a wholly owned subsidiary of the Company.
Zoop Soups specializes in creating soup recipes provided to Floridino's Cafe which are sold at the Company's New York City restaurant. The Company intends to market its Zoop Soups items to the general public and to also have Zoop Soups items offered at its other restaurants in Florida.

The Company has recently opened two (2) additional restaurants. A location in Delray Beach opened on December 26, 1999. The second restaurant opening in Lake Wales was delayed due to problems in obtaining requisite permits and opened in May 2000. These new restaurants will operate under the name "Floridino's Fast Italian".

All of the Company's restaurants will emphasize the prior success of the Company's calzone which is marketed by the Company as "The
World's Biggest Calzone" and include the Floridino's fast casual self-service upscale concept.

The Company has secured a lease for one location in Del Rey Beach
Florida, which is approximately 1,250 square feet. The second location has been secured by the Company in Lake Wales, Florida which is approximately 5,000 square feet.

The goal of the Company's new concept is to serve authentic Italian cuisine in a fast food environment. This format incorporates express style restaurants with customers being served at the counter for carry out or on premises dining. An upscale ambiance is incorporated into the concept to provide for a casual dining experience in a warm, relaxed setting.

The Company does not focus on either metropolitan or rural areas in selecting a location for its restaurants. Rather, it chooses its location targeting areas which possess demographics of generally 20,000 homes in a 3.25 mile radius. High traffic locations are also considered meaning that such locations must have at least 10,000 cars pass by the location per day. This situates the restaurant in a location where it has public exposure and which is easily accessible to customers.

The Company's sources of materials and ingredients for its restaurants are obtained from food suppliers. The major suppliers of the Company are Coca Cola, Bari Foods, Catilina Food
Ingredients, Sysco Foods, Rockets Red Glare and D & J Tomato Co.
These suppliers provide materials such as beverages, and perishable goods such as sauces, meats, cheeses and bread products for the Company's products.

The Company also franchises its concept to individuals interested in operating a business under the Floridino's name. The franchise concept of the Company operates through the Company's wholly owned subsidiary, Floridino's International Inc., which was incorporated in September 1993. Since 1997, there have been eleven (11) franchise restaurants which have operated under agreement with the Company. These franchised restaurants have operated in locations throughout the United States, including in Iowa, Florida, Colorado, South Dakota, Arizona and Texas.

The main source of income from franchising is generated through
the sale of franchises and franchise fees.   They have distinct
royalty fee schedules which range from payments of two (2%) percent to four (4%) percent of revenues generates. Of these eleven (11) restaurants, seven (7) have closed and four (4) remain operational, two in Arizona and one in Iowa and Oklahoma. Copies of each separate franchise agreement are not required to be filed as they are not of the material contracts which must be filed under Exhibit 10.

The Company intends to implement its new self-service fast casual upscale concept in its franchise stores for the purpose of generating additional revenue and uplifting the image and style of all restaurants bearing its name. Subsequent to the implementation of its concept, the Company will charge new franchisees a straight four (4%) percent of the gross revenues generated along with a royalty fee. The Company also intends on seeking additional solicitation for franchises under the Company's newer upscale concept which will include strict quality controls and adherence to this new concept. The new management also believes that franchising the Company's name and its products to individual operators throughout the Company will also benefit the Company and provide an added source of revenue. The Company is committed to developing a strong franchise system by seeking experienced operators, by expanding its system in a controlled manner and by closely monitoring the performance of each franchisee to help insure adherence to the Company's standards of operations.

In November 1998, the Company acquired complete ownership of two New York entities, named "Zoop Soups Inc." and "Floridino's Inc.". The purpose of acquiring these entities was to expand the Company's operations into the New York area and to also allow the Company to develop restaurants which will generate revenue for the Company beyond the pasta industry. After the acquisition, the Company merged the two entities and the surviving entity was called "Floridino's, Inc.". The Company also hopes to gain a seasonal source of revenue from the Zoop Soups concept which focuses on the sale of specialized gourmet soups to the public from its retail outlet stores. A major portion of the revenue of Zoop Soups is generated during the winter months when the revenue of the Company seasonally decreases.

FROZEN FOOD PRODUCTS SEGMENT

The Company also operates a frozen foods segment which develops and produces frozen food products including calzones, pizza and pazzo rolls. This segment operates from a 6,000 square foot operating plant in Lakeland, Florida. New management which assessed the Company in April 1999 decided to temporarily close the plant after finding that its production facility and capacity were inadequate to meet any significant demand for the Company's frozen food product. The frozen foods plant was inadequate as it was unable to produce enough products to meet the projected demand and to be capable of handling new management's aggressive plans for growth and expansion of the frozen foods segment. Packaging at the plant was also not standardized or efficient.

After a renovation of the plant and acquisition of new machinery and equipment, the Company reopened the plant in November 1999 with the goal of commencing production of the Company's trademark frozen food products such as its breakfast calzone, pazzo rolls and frozen pizzas. The plant began receiving orders in January 2000.

The Company seeks to market and sell its frozen food products through grocery and convenience stores as well as food service entities such as restaurants, caterers and institutional accounts. The frozen food manufacturing segment operates under the name "Floridino's Specialties Inc." which is a wholly owned subsidiary of the Company.

At the present time the frozen food segment has one location in Lakeland. It includes the production area, offices, and warehouse area. The Company has increased the original calzone production facility including all new equipment, installation of a new 26'(W) x 42'(L) x 20'(H) freezer and enclosing the existing dock
area to be environmentally controlled.   In addition, the Company
has completed the purchase of a bordering property and warehouse structure for future expansion. Subject to additional demand for the Company's products, construction is to begin in the third quarter of 2000 to convert this newly acquired structure into a state of the art manufacturing plant. These expansion plans include a full-scale bakery, four separate production lines, appropriate support facilities and corporate headquarters. Completion is scheduled for the beginning of fourth quarter of the year 2000, subject to funding. Upon completion of the new facility the existing manufacturing area will be refurbished to strictly manufacture Pazzo rolls and Pizzas. The Company plans to raise funding for the expansion of the plant through either a private placement of its common stock or through private debt at a cost which is affordable to the Company.

CONSULTANTS

Any relationship shall be with consultants shall be premised on a performance based approach whereby the consultant will be allowed to continue to oversee the daily operations of the Company so long as it meets specified performance milestones set by the Company. The consultant group shall also oversee the training of staff, promotions and advertising. The Company believes this will induce and inspire an aggressive management approach by a consultant thereby effectuating positive results for the Company.

The Company has adopted an approach whereby each segment should perform on its own. In line with this philosophy, the Company does not intend to hire any consultant to oversee or advise on the entire operations of the Company. Rather, management believes that it is best to retain consultants to advise or consult on a particular segment of the Company in which the consultant has expertise.

It is the intent of the Company that consultants hired to advise on a particular segment of the Company shall be paid, whenever possible, on a performance based arrangement. Consultants hired for the frozen food segment currently advise and consult on the marketing of the segment, to organize and oversee the manufacturing and engineering of that segment's production process, to develop an organizational structure, policies and procedures for the segment's normal operations of business and to advise on investor relations promotions for that segment.

The Company has retained the Ephraim Group to oversee the entire production facility and development of the Company's frozen food line in May 1999. The terms of the parties' agreement is for five (5) years. In consideration of such services, The Ephraim Group received One Hundred Thousand (100,000) shares of restricted common stock in the Company upon execution of the Agreement. The Company shall each year thereafter compensate the Consultant provided certain profitability levels for the production facility have been met, by providing the Consultant with One Hundred Thousand (100,000) warrants each of which will entitle the Consultant to purchase one share of restricted common stock in the Company for a price of $2.00 per share during the second year of the agreement, $3.00 per share during the third year of the agreement and $4.00 per share during the fourth and fifth year of the agreement. The warrants will not be granted or vest to the consultant until the profitability levels for the production facility have been achieved.

The Ephraim Group has overseen the management of the frozen foods division, been responsible for employee production and hiring, conducted research into the Company frozen foods segment and determined that a modernization of its production plant by acquiring new machinery which would streamline the production of the Company's products and increase its capacity. This would allow the Company to pursue management's aggressive expansion plans. The Ephraim Group has also consulted the Company on organizing the manufacturing and engineering of the Company's production process and has advised on the purchase of additional equipment and freezers which would be conducive to the modernization of the plant. The Group has also advised on the segment's organizational structure, policies and procedures as well as potential promotions of the Company's frozen food products.

The Ephraim Group also engages in the research and development for the Company in regard to the frozen foods segment. The results of The Ephraim Group's research reflected that the Company required a modernization of its production plant by acquiring new machinery which would streamline the production of the Company's products and increase its capacity. To this end, the Company has expended approximately $456,000 to acquire new machinery and modernize its plant in the first three quarters of fiscal 1999.

Management of the Company is intent on spreading, and thereby limiting, the Company's dependence on a single segment of the market. It has therefore targeted the areas mentioned. Management believes each of these segments represent substantial growth opportunities for the Company while at the same time spreading the company's risk and dependence on a single segment.

No specific plans to hire consultants have been made beyond the general plan currently disclosed.


COMPETITION

The Company recognizes vast competition in both the restaurant and frozen food industry. In response to this, it has targeted a niche area specializing in calzones and pazzo rolls which have limited competition. This niche area will be exploited by management by commencing a national marketing campaign which will set the Company's products apart from other nationally marketed frozen foods. Management will insist on an aggressive and innovative market approach in order to develop and cultivate long term growth for the Company with an aim at minimizing reliance on any particular segment in the food industry.

The Company believes that competition in the frozen food category is based on price, quality, marketing, sales, publicity, and distribution. The Company finds competition in the frozen food pizza market which is extensive and intense. Floridino's is committed to producing a quality product in order to separate itself from other competitors. It plans on utilizing only premium ingredients for all of their products. It also believes that it has identified a market niche and possesses the ideal product to fill that void. Additionally, the Company seeks to establish a pricing schedule which is in line with all of tile competitive products being targeted.

The Company's finds that competition in the calzone market is substantial. The two primary competitors manufacturing calzones today are Stefanos and Pellegrinos. Both are regional companies with limited distribution. Stefanos has found a niche in the southeast region with distribution in a few respectable grocery chains. The primary retailer for Pellegrinos is the Super Wal-Mart chain of stores. Stefanos and Pellegrinos offer an average product with fairly nice packaging. The product of both these companies is machine made with the ingredients being injected into the crust. Floridino's seeks to separate itself from these competitors by providing a products with a homemade look and with quality ingredients.

In the restaurant segment competition is fierce. There is an over abundance of restaurants in the industry each offering a wide array of themes and cuisine to choose from. The Company believes that all such restaurants are compete for a share of the incremental dollars consumers spend in dining out. Floridino's seeks to separate itself by is staking out the upscale end of this market and thereby separating itself from the current top
competitors in this arena.   Floridino's believes that the
upscale self-service market has yet to be exploited. It strives to do so by maintaining a clean, friendly, open and inviting environment, appealing to consumers seeking quality food products and by focusing on the preparation, presentation of its foods and service.

ADVERTISING AND MARKETING

The Company is currently advertising its restaurants through newspapers, diner coupon books and through hotels in areas which are in close proximity to each respective restaurant. The Company believes that this will be the most cost effective method to attract interest to the restaurants and first time visitors for the purpose of gaining their repeat business. The Company intends on researching the possibility of advertising its stores on the radio market. In doing so, it will assess the cost of such advertising with the potential for drawing additional customers. The Company's frozen food products are currently being promoted to national food chains and supermarkets on an individual basis. Additionally, the Company has participate in various trade and food shows to display its products and attract purchaser interest. Where the Company is able to identify a potential purchaser of its frozen foods, it intends on shipping to such potential purchaser a sample of its products in order to attract their interest.


SUBSIDIARIES
The Company has seven (7) subsidiaries all of which are wholly owned by the Company.

There are four subsidiaries in existence which oversee and independently operate the restaurants owned by the Company. The names of these subsidiaries are as follows: Floridino's, Inc., a New York Corporation, which operates the Company's restaurant in New York City; Floridino's Express Inc., a Florida Corporation, which operates the Company's Lake Wales restaurant which opened in March 2000, Floridino's of Delray Beach, Inc., a Florida Corporation, which operates the Company's Delray Beach restaurant which opened on December 26, 1999, and Floridino's of Lakeland, Inc., a Florida Corporation, which operates the Lakeland restaurant.

The Company's frozen foods segment has the following subsidiary: "Floridino's Specialties Inc" which oversees the development and production of frozen food products including calzones, pizza and pazzo rolls.

The Company's franchising concept has the following subsidiary:
"Floridino's International Inc." which oversees the Company's franchising and licensing of the Company's concept, trademark products and recipes.

The Company has another wholly owned subsidiary,"Toho Holdings, Inc.", which holds title to the Company's real estate properties.

At the present time, the Company holds ownership to five parcels of land in the State of Florida. The Company sold two of these parcels in January 2000 for net proceeds of $89,000 for the purpose of acquiring additional funds to assist with the expansion and further development of the Company. A third parcel of land in Winter Haven, Florida, is currently being listed in the market however the Company has not entered into any Contract of Sale for this property. The Company holds an additional two parcels of land through Toho Holdings.

The Company previously operated the following subsidiaries:
Floridino's Pizza Etc., Inc., Floridino's of Lake Wales, Inc., Hard Ball Cafe, Inc., Floridino's Home of the Calzone, Inc., and Floridino's of Bartow, Inc. Operation of these subsidiaries have been closed by the Company as they failed to realize sufficient profit and reflect the Company's efforts to reorganize its operations. Another subsidiary, Floridino's of Lakeland was temporarily closed for reconstruction and reopened in November 1999.


TRADEMARKS AND SERVICE MARKS

The Company also is the owner of various trademarks and service marks which are utilized by the Company in the course of its business. The service mark "Home of the World's Largest Calzone" is utilized to promote the Company's restaurant division and also the frozen foods division. The service mark "Floridino's" is used to promote all three of the Company's divisions which utilize the Floridino's name. The service mark "Zoop Soups" was acquired by the Company during the course of its acquisition of Zoop Soups Inc., and is used to promote the Zoop Soups concept in the restaurant operated by the Company in New York City. The trademark "Everything's Going Pazzo at Floridino's" is used to promote the Company's restaurant division and also by the franchisees under the terms and conditions of their respective Franchise Agreements. The Company has also filed an application for the registration of the service mark "Fast Italian" which is currently pending. The Company has assigned no value to trademarks or service marks in the financial statements.

As of September 30, 1999, there were approximately 55 employees of the Company. Within the next year, and as the Company opens additional restaurants and expands its frozen food segment, the

Company will hire additional employees. As the number of employees increases, any rise in the cost of labor will have a more significant impact on the Company which may in turn cause the Company to increase its prices.

The frozen food products which are produced by the Company are subject to inspection and approval by the U.S. Department of Agriculture. The Company facilitates inspection by the requisite government inspector on the premises of the Company's production plant who insures that all of the goods produced by the Company are in compliance with the regulations and guidelines of the Department of Agriculture.



Item 2.    FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

As noted by our auditors report dated October 12, 1999 on the financial statements as of December 31, 1998 and December 31, 1997, there is a substantial doubt raised about the ability of the Company to operate as a going concern based upon the substantial losses that the Company has incurred. As noted, the Company's plans to address this issue were to close all unprofitable restaurants during fiscal 1999 and to raise additional capital through a private offering. These funds were to be used to satisfy outstanding debt of the closed restaurants, to fund the reconstruction of the frozen food processing plant in order to satisfy the demand requirements of the potential buyers of the Company's products, and to hire experienced employees and independent contractors to manage and upgrade the existing restaurant segment and frozen food plant. It is estimated that the Company will need approximately $100,000 to finish construction of the frozen food plant and approximately $159,000 to satisfy debt still outstanding attributable to the borrowings of the closed restaurants.

However, it cannot be reasonably assured that the Company will achieve profitability even if the food processing plant does become operational as expected in January 2000. It also cannot be assured that the remodeling and reconfiguring of the restaurant segment will result in the Company achieving profitability in the coming fiscal year.

During the nine months ending September 30, 1999, the Company raised $1,000,000 in a private offering of common stock and

$500,000 in a debenture offering and $346,500 upon the exercise of common stock warrants. The Company used the proceeds to satisfy approximately $166,000 of outstanding long-term debt attributable to the closed restaurants. As of the date of this report, $159,112 of debt, which is currently in default, of the closed restaurants remains unsatisfied. The resolution of this debt is currently being negotiated with the bank and management expects to have this debt settled in fiscal year 2000. The restaurant equipment of the closed restaurants is being used to secure this debt. In addition, the Company used approximately $320,000 of the proceeds acquired to purchase the land adjacent to the food processing plant in order to satisfy future expansion plans. The Company expended approximately $775,000 dollars during this time in order to upgrade the plant facility and existing restaurant space. In the fourth quarter of fiscal 1999, the capital project for the plant was completed and a product testing phase from potential customers began. The plant became operational in November 1999 and began receiving orders for its product in January 2000.

In addition to the plant improvements and equipment acquisitions, the New York restaurant and the Lakeland restaurant underwent a period of reconstruction in 1999. The restaurants were closed in August 1999 and October 1999, respectively, for reconstruction. The New York restaurant was reopened in September 1999 and the Lakeland restaurant was reopened in November 1999.

As of September 30, 1999, the Company's restaurant equipment was used to secure capital leases in the amount of $233,415. The capital leases mature on dates ranging from January 2004 through February 2005 and carry interest rates ranging from 16.80% to 27.30%. The Company also has debt outstanding that is secured by the Company's building assets in the amount of approximately $440,000. Approximately $182,000 of the debt is due in fiscal year 2000 and carries an interest rate of 9%. Approximately $258,000 of this debt is due in June 2007 and carries rates ranging from 9% to 10%.

The Company designs, develops, owns and operates family style neighborhood Italian food restaurants featuring freshly prepared, moderately priced pizza and pasta dishes. Its operations encompass two segments from which the Company seeks to generate revenue: operation of restaurants and franchising, and the production and sale of frozen foods.

During the past two years, the Company's operations failed to realize net income due to a decrease in revenue and reduction in patrons to its restaurants. The Company also experienced a decrease in franchising fees and royalties as the franchise stores operating under the Company's concept were also experiencing decreased revenue. This led the Company to believe that it required a new approach to its operations. The Company's management was replaced in March 1999 and new management has sought an aggressive approach to develop and market the Company's product which management believes is of very high quality. New management determined that the Company's restaurants required a fresher, more-upscale fast service image and ambiance to attract customers.

The Company in the past year has raised funding of approximately $1.8 million which has been used to revamp and reconstruct the Company's operations and to satisfy debt of the closed restaurants. These funds have been used to modernize the Company's frozen foods plant by acquiring equipment to streamline the operation of this segment and also to construct and develop its restaurants. Management's goal is to have a state of the art processing plant producing the Company's line of frozen foods. The Company has also expended funds it has raised to revamp its restaurant concept. New management determined that the Company should create restaurants, which were more upscale and esthetically pleasing to customers than those previously operated. As of September 30, 1999, the process of closing the unprofitable restaurants was completed. As a result the Company shut all of its existing restaurants. After a month of reconstruction, the Company reopened its only full service restaurant in Lakeland, Florida and Floridino's Cafe in New York, New York. The Company has opened two additional restaurants in the Florida area. The Del Ray restaurant was opened in December 1999 and the Lake Wales restaurant was opened in May 2000.

Funding of the Company's reconstruction and revamping has been undertaken primarily through the private sale of equity and debentures in the Company. In September 1999, the Company received proceeds of $500,000 from a debenture offering. The debentures are convertible into common stock within one year of purchase at a 40% discount from the preceding five day average of the prevailing market price of the stock at conversion. The debentures are payable in September 2001 and carry interest computed at 9.00% payable semi-annually.

The funds were also used to repay approximately $166,000 of previous debts of the closed restaurants, acquire new property and equipment and machinery for the development of the Company's frozen food plant and for the allocation of costs associated with the reconstruction of the Company's new restaurants.

The Company believes that it has the capacity to raise additional funds if and when they are required. Additional funds may be raised through the sale or mortgaging of the parcels of real estate held by the Company. Additionally, the Company believes that its newly developed concept and operations will attract investors. At this time, the Company has no line of credit with any financial institution. However, the Company believes that its new operations will generate sufficient revenue during the next twelve months will enable the Company to secure a line of credit with a financial institution.

During the next year, the main source of revenue for the Company is expected to be that generated through the frozen food segment as it is this segments that the Company has primarily focused on during its revamping and reconstruction of operations. The primary expenses, which the Company has incurred during the reconstruction of its operations, have been associated with the purchase of new equipment and machinery for its frozen food segment and for the development of its production plant in Lakeland, Florida.

Material commitments for capital expenditures include approximately $100,000 for an upgrading and completion of the Company's production facilities as it relates to its frozen food plant. Sources of funding for this expenditure include those derived from the Company's sale of the two parcels of real estate. The two parcels were sold on January 15, 2000 for $409,000. After mortgage satisfaction of $320,000 the Company realized proceeds from this sale of $89,000. Additional sources of funding may include secured loans against the Company's other real estate properties and equipment.

Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will forego any compensation until such time as the Company begins to generate sufficient income in the Company to cover such expenses. However, if the Company engages outside advisors or consultants in search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. There is no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

A third parcel of land, also in Winter Haven, Florida, is currently been listed in the market however the Company has not entered into any Contract of Sale for this property. The property is being listed for $139,000 and has mortgages of approximately
$56,000.

In the opinion of management, inflation at this time has not and will not have a material effect on the operations of the Company. Management focuses on the long term growth of the Company and therefore any increase in inflation or jump in the price of raw goods purchased by the Company will not result in an immediate increase in prices to the consumer. Management believes that a increase in its prices may lead to a loss of customers and therefore hinder the Company's long term growth. At any course however, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations and proceed accordingly.

The Company would consider raising its prices in the event there is a significant increase in the cost of labor. As of September 30, 1999, there were approximately 55 employees of the Company. Within the next year, and as the Company opens additional restaurants and expands its frozen food segment, the Company will hire additional employees. As the number of employees increases, any rise in the cost of labor will have a more significant impact on the Company which may in turn cause the Company to increase its prices.

The Company's viability to generate revenue and income is dependent on the successful implementation of its new upscale restaurant concept and the ability to produce quality frozen food products at its production plant. However, it cannot be assured that the Company will achieve profitability even in the event that management's plans are successfully implemented.

The Company's operating history, including its losses and revenues, primarily reflect its operations for the past two fiscal years and the nine month period ending September 30, 1999.

The Company had for the year ending December 31, 1998 $1,669,271 in revenue and a net loss of $519,187. As of December 31, 1998 the Company had a net shareholder deficit of $370,560. For the year ending December 31, 1997, the Company had revenues of $1,561,494 and a net loss of $256,342. Stockholders' deficit was $536,894 at December 31, 1997. For the nine months ending September 30, 1999, the Company had gross revenues of $872,087, a net loss of $886,243, and stockholders' equity of $997,531.

General Statement - Factors that may affect future results

With the exception of historical information, the matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward looking statements under the 1995 Private Securities Litigation Reform Act (the "Reform" Act) that involve various risks and uncertainties. Typically, these statements are indicated by words such as "anticipates", "expects", "believes", "plans", "could", and similar words and phrases. Factors that could cause the Company's actual results to differ materially from management's projections, forecasts, estimates and expectations include but are not limited to the following:

       - Ability of the Company to raise additional capital
       - Ability of the Company to secure sales agreements
               for its processing plant products
       - Unexpected economic changes in the United States
       - The imposition of new restrictions or guidelines by the United States Department of Agriculture

To the extent possible, the following discussion will highlight the relative needs of the Company with respect to its business activities.

I.  Segment Reporting Disclosures

The Company's sales are generated from two business segments: restaurants and franchising, and frozen food processing. In November 1998, management decided to close all of its existing restaurants at that time and to restructure a new restaurant concept that emphasized a "fast casual, self-service" style of food delivery as opposed to the more traditional type of restaurant that it had in place at the time. The Company would still concentrate its marketing efforts in Italian foods. During 1999, the Company opened two restaurants after a period of reconstruction and staff reorganization, Floridino's, Inc., and Floridino's of Lakeland, Inc.

The food processing plant was completed in 1999 and began receiving orders in January of 2000. During 1999, the processing plant was being reconstructed to conform to USDA guidelines and to the requirements of potential customers. The potential customers for the Company's processing plant products are large retail restaurants and fast food outlets. Based upon the results of the initial testing phase required by the potential buyers of the Company's product, it became clear that the plant would not be able to meet the expected demand that was estimated. In order to meet the anticipated demand that was estimated the plant had to be refitted and upgraded. This period of upgrade was completed in late 1999 and all requirements regarding the plant had been satisfactorily met.

Please see the discussion and analysis that follows.

Comparison of nine months ending September 30,1999 to nine months ending September 30, 1998:

Restaurant Segment: Results of Operations

The restaurant segment has significantly changed when comparing the nine months ending September 30, 1999 to the nine months ending September 30, 1998. From November 1998 through September 1999, the Company was in the process of closing its restaurants in order to implement management's plan previously described. During the 1998 period, the Company was operating six restaurants. During the period, five of these restaurants were closed. Two restaurants, Lakeland and Floridino's Inc remained opened during the period, except during August 1999 when Floridino's Inc. was closed for reconstruction. See the outline below for discussion of management's reorganization efforts from November 1998 through September 1999.


Floridino's Pizza Etc., Inc.- a restaurant located in Winterhaven, Florida that was closed in September 1999.

Hard Ball Cafe, Inc.- a restaurant located in Winterhaven,
Florida that was closed in April 1999.

Floridino's Home of the Calzone, Inc.- a restaurant located in Lakeland, Florida that was closed in May 1999.

Floridino's of Bartow, Inc.- a restaurant located in Bartow, Florida that was closed in the fourth quarter of 1998.

Floridino's of Lake Wales- a restaurant closed in the fourth quarter of fiscal year 1998.

Floridino's, Inc.- a restaurant located in New York, New York that had been acquired in November 1998. The restaurant was closed during August 1999 for reconstruction and reopened in September 1999.

Floridino's of Lakeland, Inc. - a restaurant located in Lake Wales, Florida incorporated in September 1997. Lakeland had acquired all the assets and liabilities of Lake Wales when that restaurant was closed. The restaurant was closed in October 1999 for a period of reconstruction and was reopened in November 1999.

The effect of management's efforts to increase profitability by closing unprofitable restaurants and to re-organize open restaurants to adhere to management's new "fast Italian" theme and their results of operations are discussed below.

Gross sales for the nine months ending September 30, 1999 for the restaurant division decreased to $840,481 or 38% from $1,364,051 in gross sales for the similar period in 1998. Consequently gross profits for the nine months ending September 30, 1999 decreased to $324,259 or 40% from $544,923 as compared to the similar period in 1998.

During the nine month period ending September 30,1998, the gross sales of the restaurants that were being closed totaled approximately $1,005,000. During the nine-month period ending September 30, 1999, these same restaurants generated approximately $403,000 in sales, or approximately 48% of gross restaurant sales. Approximately $160,000 of gross profits during the first nine-months of fiscal year 1999 are attributable to the closed restaurants, or 49% of gross profits from restaurant sales.

Gross profits as a percentage of total revenues decreased to 38% for the nine month period as compared to 40% in the nine month period ending September 30, 1998. The decrease in gross profits is mainly attributable to the increased depreciation expense resulting from the significant increase in capitalized reconstruction costs of the restaurants, in addition to the assets acquired by the Company in the purchase of Floridino's Inc. in November 1998. For the nine months ending September 30, 1999, depreciation expense was approximately $126,000 for the segment as compared to approximately $52,000 for the nine months ending September 30, 1998.

General and administrative overhead for the restaurant division $586,754 for the nine month period ending September 30, 1999 as compared to $907,150 for the nine month period ending September 30, 1998, a 35% decrease. Management expects general and administrative expenses for the segment to continue to decrease as compared to prior periods since approximately $271,000 of general and administrative overhead, or 46%, for he nine month period ending September 30, 1999 is attributable to the restaurants that were in the process of being closed.

In addition to the effect on general and administrative overhead of the closed restaurants, general and administrative overhead was incurred during the period of reconstruction for the New York restaurant. Management decided to retain many of its employees on salary during this period. Management estimated that the costs of hiring and training new employees at the end of the reconstruction period would have been greater than the costs of keeping the employees on salary during the reconstruction period. The Company spent approximately $120,000 in general and administrative overhead attributable to the two restaurants during the reconstruction period.

After selling, general, and administrative costs, the segment showed a loss from operations of $262,495 as compared to a loss of $362,227 for a similar period in 1998, a decrease in operating losses of 28%.

As of September 30, 1999, the assets of the restaurant division increased to $1,096,126 as compared to $353,397 at September 30, 1998, an increase of 142%. The main reasons for the increase are the acquisition of $394,000 of assets by purchasing Floridino's Inc. in November 1998 and the capitalized reconstruction costs of Floridino's N.Y and Lakeland of approximately $319,000 during the first nine months of fiscal year 1999.

Management is encouraged by the results obtained from the reorganization of the restaurant segment undertaken in late 1998 and through 1999 and expects that the benefits of this reorganization to be realized in 2000. However, the future profitability of this segment cannot be assured even upon the successful implementation of management's plans previously described.

Franchise revenues for the nine months ending September 30, 1999 decreased to $53,065 from $86,654 earned for the similar period in 1998. This was a result of a decrease in the number of franchisees of eleven in 1998 to four as of September 30, 1999. Management feels that fall in franchise sales are directly related to the restaurant concepts that had proved unsuccessful in fiscal 1998.

Processing Plant:  Results of Operations

Towards the end of 1998, the Company decided that a significant profit could be made from the production and marketing of its unique style of Italian food products, specifically; calzones and pizza rolls. Based upon the initial response to its products from large Italian food franchises located in Florida and from large nationwide retail fast food outlets, the Company decided to open reconstruct this segment during 1999 and began operations in January 2000.

The Company contracted with a consulting firm to oversee the plant operations and manage plant personnel. In addition, the Company expended approximately $456,000 for equipment and construction of its plant facility.

During the nine-month period ending September 30, 1999, the segment incurred losses of $360,061 in the operation of the plant. The significant components of this cost were $178,247 for plant salaries and consulting fees, $128,123 for supplies and utilities, and $22,775 in depreciation expenses.

The plant staff had been on salary since the first quarter of 1999. The plant became operational in the last quarter of 1999 and began taking orders in January 2000. The gross sales and cost of sales figures generated reflect the results of test sales performed in September 1999 to potential customers of the Company's products.

Assets for the segment increased to $431,680 during the nine months. This increase represents the purchase of equipment and capitalized construction costs incurred through September 30, 1999, net of depreciation.


Consolidated results of operations:

On a consolidated basis, corporate overhead increased to $236,924 through September 30, 1999 from $ 141,979 for the similar period in 1998, or an increase of 67%. The main component of this increase were accounting and legal fees attributable to the Company's financial public reporting requirements.

The Company recognized an unrealized gain in short term marketable investments of $160,929 as a result of the purchase of Cantebury Investing (CITI). The investment is made for speculative purposes and is classified as a trading security as per SFAS 115. The Company intends to sell this investment during the first quarter of fiscal 2000. Interest costs represent the cost of borrowings on the capital leases. During the nine months ending September 30, 1999, the Company was successful in negotiating a settlement of outstanding debt with a bank for approximately one half of the carrying value of the debt. The debt is attributable to the borrowings of the closed restaurants. As a result, the Company has recognized a gain on the early extinguishments of this debt of $63,634 net of tax effect.

After deducting interest costs of $16,826 and the recognition of the favorable settlement of the Company's long-term debt, the Company realized a net loss of $651,743 or $.11 per share as compared to a loss of $516,132 or $.20 per share for a similar period in 1998, a 45% decrease in loss per share.


Discussion of Financial Condition- Liquidity and Capital
Resources

At September 30, 1999, the Company had working capital of a deficit of $278,133 as compared to a deficit of $855,053 at December 31, 1998. The main components of the increase in working capital are the funds received from the private sale of stock and warrant exercises of approximately $1.3 million, the funds received from the debenture offering of $500,000, the recognition of $333,334 of debt discount on the debenture offering, and net losses of approximately $652,000.

On a consolidated basis, the Company had cash balances totaling $187,480 as compared to $15,502 at December 31, 1998. This increase in cash is primarily due to the private offering of 2,000,000 shares of common stock in May 1999 for $1 million and the issuance of $500,000 in convertible debentures in September 1999 and $346,500 raised by the exercise of common stock warrants less property and equipment purchases of $375,153 and cash operating losses of $692,422.

Royalties receivables have increased to $16,304 in September 30, 1999 as compared to $11,826 at December 31, 1998. The Company is currently experiencing collection problems with these receivables. If these problems cannot be rectified in the fourth quarter of 1999, the Company will consider writing off the receivables to bad debt expense.

Total current liabilities increased to $753,881 at September 30, 1999 as compared to $897,464 at December 31, 1998. The slight decrease is mainly a result of lower vendor payables because of fewer operating restaurants this year as compared to last year.

The capitalized costs of property, equipment, and lease improvements increased $1,733,596 to $2,458,864 at September 30, 1999. During the nine months, capital expenditures were approximately $456,000 in the acquisition of plant equipment and plant construction for the frozen food processing segment, $319,000 for re-construction costs for the restaurant segment, $639,000 in three buildings acquired from an officer of the firm in return for preferred stock, and the purchase of land adjacent to the plant for $320,000. The Company sold two of the buildings acquired in January 2000 from an officer of the Company in exchange for preferred shares, for $409,000 in order to raise capital for the Company. The third building is expected to be sold in fiscal year 2000, but as of the date of this filing, no contract to sell this property has been achieved.

Capital lease financing obligations increased to $233,416 at September 30, 1999 from $49,200 at December 31, 1998. This increase is due primarily to the increase in equipment leases entered into during 1999 on behalf of the frozen food processing segment. Notes and mortgages increased to $875,294 at September 30, 1999 from $385,312 at December 31, 1998 as a result of the assumption of real estate mortgages in the preferred stock transaction noted above of approximately $440,000.

Stockholders equity increased to $997,531 at September 30, 1999 from a deficit of $370,560 at December 31, 1998. The main sources of this increase were $1,000,000 raised in May 1999 through a secondary offering of common stock, $250,000 of preferred stock issued to an officer of the firm, and the recognition of $333,334 as a favorable conversion feature from the debenture offering in September 1999, $346,500 in proceeds from the exercise of common stock warrants, and a net loss during the nine month period of approximately $652,000.

Management expects the Company to realize the benefits of its reorganization efforts in fiscal year 2000. Management feels the processing plant is substantially complete and the plant began operations in January 2000. The closing of unprofitable restaurants and reconstruction of the existing restaurant segment is complete and operations are underway. Additional restaurants will be added depending upon the success of the restaurant's new marketing efforts established in 1999. However, no assurance can be given as the realizations of management's expectations.

During the balance of fiscal year 1999, the Company projects to spend approximately $100,000 in plant construction cost and plant equipment acquisitions. In addition, the Company intends to purchase the plant building structure, which is currently being leased. The estimated cost of this expenditure is $220,000.

The sources of funds for these expenditures are expected to be $250,000 upon the completion of the debenture offering. Additional funds are expected from the sale of the buildings acquired from the Company's president in exchange for preferred stock. Additional sources of funds are the Company's investment in common stock which is valued at approximately $259,000 at September 30, 1999.

Management expects the frozen food segment to grow significantly in the coming fiscal year 2000. The Company intends to hire an aggressive sales force to market its frozen food products once the plant becomes operational, although management cannot reasonably assure that its marketing efforts will be successful or this eventuality.

The implementation of management's plans regarding the restaurant segment is complete. Management has negotiated for restaurant space in order to open additional restaurants that emphasize the "fast Italian, self-service" theme. The Del Ray restaurant opened in December 1999 and the Express restaurant opened in May 2000.

The Company intends to emphasize its new self-service fast casual concept as a franchise. The Company intends to support and train new franchisees for a fixed fee and a percentage of gross revenues. The intention being to generate franchise fee revenues and additional demand for its frozen food products, but without the significant investment needed to open and operate a restaurant.

Of course management's plans are dependent upon additional capital being available from the sources outlined above. It cannot be assured that these sources, such as the building real estate and the investment in common stock, will be eventually realized at their values disclosed at September 30, 1999. Nor can it be assured that even if the planned expenditures and upgrades are made, that profitability of the frozen food segment and the restaurant segment can be achieved.

Comparison of fiscal year ending December 31, 1998 to fiscal year ending December 31, 1997:

The Company had only the restaurant segment operational during the period January 1, 1997 through December 31, 1998. The following is a comparative discussion of the results of operations for the fiscal years ending December 31, 1998 and December 31, 1997.

Results of operations:

For the year ended December 31, 1998, food and beverage sales increased to $1,577,564, a 7% increase over comparable sales revenues for fiscal year 1997. Revenues from royalties and franchise fees increased slightly to $91,707 during fiscal 1999 as compared to $83,298 for fiscal year 1997, an increase of 10%. However, the number of franchises decreased from 9 to 8 during this fiscal year. In spite of an aggressive effort by management to increase its franchises, the Company was unsuccessful in its efforts and, in fact, lost a franchise during the year. Management is concerned by this failure and is currently evaluating the situation with the intention of changing the marketing strategy it has used. The eventual success or failure of this effort cannot be reasonably predicted, however, should this trend continue, revenues from franchises and royalties will continue to decrease in the future.

Total revenues increased to $1,669,271 in fiscal year 1999 as compared to $1,561,494, an increase of 7%.

Gross profits climbed to $636,326 in fiscal year 1998 as compared to $605,079 in fiscal year 1997, an increase of 5%. Gross profits as a percentage of total revenues fell slightly in fiscal year 1998 to 38% from 39% in fiscal 1997. The decrease is mainly the result of higher salary costs charged to cost of goods sold resulting from the increase in employees at the Company's restaurants during fiscal year 1998.

General and administrative expenses increased to $996,232 in fiscal 1998 from $807,046 in fiscal 1997, a 23% increase. Most of the increase was due to the increase in administrative payroll and professional fees. Administrative payroll increased approximately $75,000 due the additional hiring of a corporate payroll clerk and corporate accountant. Professional fees increased approximately $55,000 as a result of higher legal costs incurred in fiscal 1998. The Company became involved in various lawsuits from suppliers during the year and as a consequence, legal fees increased as a result of the Company defending itself against these various lawsuits.

During the fiscal year 1998, the Company closed the operations of the Bartow restaurant. The cost of this store closing includes severance pay, lease cancellations, and overhead incurred while the store was idle. Total costs attributable to the closing is $138,555.

Interest expense for fiscal 1998 decreased slightly to $29,322 from $31,842, or 7.9%, in fiscal year 1997.

After operating expenses and interest expense, the Company showed a loss from continuing operations of $519,187 in fiscal year 1998 as compared to a loss of $256,342 for fiscal year 1997, a 103% increase in loss. This resulted in basic loss per share of $.19 in fiscal year 1998 as compared to a basic loss per share of $.10 in fiscal year 1997, or a 90% increase in basic loss per share.

Discussion of Financial Condition- Liquidity and Capital
Resources

The Company had a cash balance of $15,502 at December 31, 1998 as compared to a zero cash balance at December 31, 1997. However when outstanding checks in excess of cash balances are included, the net cash balance at December 31, 1998 was an overdraft of $4,401 as compared to an overdraft of $1,144 at December 31, 1997.

The decrease in net cash balance at the end of fiscal year 1998 was due to a combination of a cash loss from operations of approximately $380,000, the sale of restaurant equipment for approximately $39,000, the issuance of common stock for $261,000, a loan from a stockholder of approximately $132,000, and the payment of long term debt and loans from suppliers of approximately $55,000.

In November 1998, the Company acquired 100% of the outstanding stock of Floridino's Inc. and Zoop Soups in exchange for 1,680,000 shares of common stock. At the date of the acquisition, the Company acquired approximately $395,000 of assets and about $58,000 of current liabilities. The results of operations of the acquired entity for November and December of 1998 are included in the income statement for fiscal year 1998. Management subsequently closed the Zoops restaurant and transferred its assets and liabilities to Floridino's Inc.

In addition, the Company incorporated Floridino's Specialties Inc. during the fiscal year. The entity is located in Lakeland, Florida but has no operating activity or assets at December 31, 1998. The Company intends to operate a frozen food processing plant through "Specialties" and intends to begin the acquisition and reconstruction of the plant in fiscal year 1999.

The working capital of the Company decreased to a deficit of $855,053 at December 31, 1998 from a deficit of $448,268 at December 31, 1997, or a 91% decrease. Approximately $313,000 of long-term debt at December 31, 1997 becoming currently payable at December 31, 1998. This accounts for the significant decrease in working capital.

Total assets increased to $641,198 at December 31, 1998 from $268,618 at December 31, 1997. This increase of 139% is mainly attributable to the fixed and other assets acquired in the purchase of Floridino's N.Y. and Zoop Soups in November 1998.

The Company's debt at December 31, 1998 amounts to approximately $385,000, of which approximately $313,000 is due within fiscal year 1999.The debt carries interest rates ranging from 9% to 11.25%. Approximately $130,000 of debt is in default at December 31, 1998, which managements intends to negotiate to a resolution if fiscal 1999. Approximately $212,000 of the debt is secured by the Company's equipment.

Total stockholders' equity increased to a deficit of $370,560 at December 31, 1998 as compared to a deficit of $536,894 at December 31, 1997. The increase in stockholders' equity of approximately $166,000 is mainly attributable to the net loss in fiscal 1998 of approximately $519,000, the issuance of 261,000 shares of common stock upon exercise of warrants for $261,000, the issuance of 1,680,000 shares of common stock for net assets of approximately $337,000, and the issuance of 500,000 shares of common stock for fixed assets valued at approximately $87,000.

The Company's need for working capital in fiscal year 1999 is quite significant in light of the Company's working capital deficit of $855,053 and the net loss for the fiscal year 1998 of $519,187. Management estimates that the Company will need working capital of $300,000 for restaurant reconstruction, $500,000 to complete reconstruction of the frozen food processing plant, and $313,000 to satisfy debt outstanding that will come due in fiscal year 1999. It is reasonable to predict that the Company will continue to incur significant operating losses in fiscal 1999, however the amount cannot reasonably be ascertained at this time. However the effects of the expected losses from operations will certainly put further pressure on working capital resources in fiscal year 1999.

In order to raise the working capital that is estimated to be needed, management intends to execute a private offering of shares for $1,000,000 in the early part of fiscal year 1999. Further sources of capital may come from 558,000 warrants yet outstanding at December 31, 1998 as a result of the share offering in July 1997. The warrants are exercisable at $1 per share and the maturity date was extended to March 1999. Management may consider lowering the exercise price in order to induce warrant holders to exercise the warrants therefore the proceeds from exercise of the warrants cannot be accurately predicted.

In view of the significant losses incurred by the Company through fiscal year 1998, the Company's working capital deficit, and the auditors' concerns regarding the Company's ability to operate as a going concern, the future success of management's plans and the continued existence of the Company cannot be reasonably assured.


YEAR 2000 DISCLOSURE

The Company did not experience any problems related to the year
2000.

                  SELECTED FINANCIAL DATA SCHEDULE
             FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                     FINANCIAL DATA SCHEDULE

                               For the Year        From the Year
                                  Ended                Ended
                              Dec. 31, 1998        Dec. 31, 1997
                              -------------        -------------
Cash and Cash Items            $ 15,502             $      0
Marketable Securities                 0                    0
Notes and Accounts Receivable    11,826               12,250
Allowances for doubtful accounts      0                    0
Inventory                        15,083               18,535
Other Current Assets                  0                    0
Total Current Assets             42,411               30,785
Property, plant and equipment   725,268              336,379
Accumulated depreciation       -213,246             -130,408
Total assets                    641,198              268,618
Total current liabilities       897,464              479,053
Bonds, mortgages and debt
Net of current portion           71,584              326,459

Preferred stock - redemption          0                    0
Common stock                      4,959                2,518
Other stockholders' equity     (375,519)            (539,412)
Total Liabilities and
 Stockholders' equity           641,198              268,618

Net Sales of Tangible
    Products                  1,577,564            1,478,196
Total Revenues                1,669,271            1,561,494
Cost of Tangible Goods Sold   1,032,945              956,415
Total Costs and Expenses
    Applicable to sales
    and revenues              1,134,787              872,648
Other costs and expenses              0                    0
Provision for doubtful accounts       0                    0
Interest and amortization of
    Debt discount                29,332               31,842
Income before taxes and
    and other items            (519,187)            (256,342)

Income tax expenses                   0                    0
Income/loss continuing
    operations                 (519,187)            (256,342)

Discontinued operations               0                    0
Extraordinary items                   0                    0
Cumulative Effect - changes in
    Accounting principles             0                    0

Net Income or loss             (519,187)            (256,342)


Item 3.    DESCRIPTION OF PROPERTY

As of December 20, 1999, the Company held ownership to five (5) parcels of land situated in the State of Florida as follows:

    i. A parcel at 300 Cypress Gardens Road, Winterhaven Florida, valued at $375,000 and possesses encumbrances of $180,000. The land is approximately 31,320 square feet and is the site of one of the Floridino's restaurant in Winterhaven. The site also contains five residential units in the rear of the restaurant.
    ii. A parcel of land at 1810 Third Street SE, Winter Haven, Florida is valued at $125,000 and possesses encumbrances of $140,000. This parcel and the parcel described in (i) above have been sold on January 15, 2000 for $409,000.
    iii. A parcel at 3560 Cypress Gardens Road, Winter Haven, Florida, is valued at $139,000 and possesses encumbrances of $120,000. This is the location of the company's corporate offices and is approximately
         2,520 square feet.
    iv. The parcel at 8135 Highway 33N, Lakeland, Florida is the location of the Company's Lakeland restaurant.
    v. The parcel at 8141 State Road 33 North, in Lakeland, Florida is the site of the Company's frozen food production plant. The production plant is approximately 6,000 square feet and its value is approximately $400,000. An expansion of the Company's production plant would likely occur once additional funding is raised on the property adjacent to the plant which is 7,000 square feet.

On a consolidated basis, the Company's property and equipment as of September 30, 1999 are as follows:

            Equipment                   $737,826
            Leasehold Improvements       735,116
            Buildings                    639,000
            Vehicles                      17,232
            Furniture                      9,690

            Land                         320,000

The Company also is the owner of various trademarks and service marks which are utilized by the Company in the course of its business. These are as follows: The service mark "Home of the World's Largest Calzone" bearing ser. no. 74-468,809 and filed December 143, 1993; The service mark "Floridino's" bearing ser. no. 74-468,810 and filed December 13, 1993; "The service mark "Zoop Soups"; The trademark and design of "Floridino's, Home of the World's Largest Calzone" and the trademark and design of "Everything's Going Pazzo at Floridino's". The Company has assigned no value to its trademarks and service marks in the financial statements.


Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

The following table sets forth the information, to the best knowledge of the Company as of December 1, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group. The Company also provides beneficial ownership information with respect to each of its executive officers.

Name and Address of      Amount and Nature of            Percent
Beneficial Owner         Beneficial Ownership            of Class
----------------         --------------------            --------

William Keeler                    3,000                    0.00%
5836 Spruce Creek Drive
Fort Orange, Florida

Michael Floridino               999,700                   13.02%
3560 Cypress Gardens Road
Winter Haven, Florida 33884

Hynford Holdings Ltd.           500,000                    6.53%
Cable Beach Court - STE #1
Nassau, Bahamas

Toho Ventures Ltd.            1,680,000                   21.94%
494 LaGuardia Place
New York, New York 10012

George Pirgousis (3)            286,000                    3.74%
494 LaGuardia Place
New York, New York 10012

Nick Pirgousis(1) (2)         1,304,000                   17.03%
494 LaGuardia Place
New York, New York 10012

Frank Dolney(1)                 840,000                   10.97%
494 LaGuardia Place
New York, New York 10012

William Scott                    40,000                    0.53%
95 Madison Avenue
Morristown, New Jersey

Lokee LLC                       142,000                    1.88%
494 LaGuardia Place
New York, New York 10012

Raffles Toho Ltd.               464,000                    6.13%
494 La Guardia Place
New York, New York 10012

All Directors and Named
Executive Officers as
 group                        3,469,700                   45.32%


PREFERRED SHARES
Michael Floridino                50,000                  100.00%
3560 Cypress Gardens Road
Winter Haven, Florida 33884


(1) As of December 1, 1999, Nick Pirgousis and Frank
Dolney each own a fifty (50%) percent interest in Toho Ventures
Ltd., which holds 1,680,000 shares of the Company. The corresponding amount of shares beneficially owned by Nick
Pirgousis and Frank Dolney each include the 840,000 shares of the Company they each beneficially own through Toho Ventures Ltd.

(2) As of December 1, 1999, Nick Pirgousis was the sole beneficial owner of Raffles Toho Ltd., which owns 464,000 shares of the Company. The corresponding amount of shares beneficially owned by Nick Pirgousis includes the 464,000 shares of the Company owned beneficially through Raffles Toho Ltd.

(3) As of December 1, 1999, George Pirgousis was the sole beneficial owner of Lokee LLC which owns 142,000 shares of the Company. The corresponding amount of shares beneficially owned by George Pirgousis includes the 142,000 shares of the Company owned beneficially through Low Key Holdings.

Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, regarding the determination of beneficial owners of securities, includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power with respect to such securities; and, any person who has the right to acquire beneficial ownership of such security within sixty days through a means, including, but not limited to, the exercise of any option, warrant, right or conversion of a security. Any securities not outstanding that are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

The Company has been advised that each of the persons listed above has sole voting, investment, and dispositive power over the share indicated above. Percent of Class (third column above) is based on 7,657,000 shares of common stock outstanding as of the date of this filing.


ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
           CONTROL PERSONS

                           Position(s) Held and
Name                 Age    Duration of Service   Family Relation
----------------     ---    -------------------   ---------------
William C. Keeler     46    Chief Executive Officer     None
Michael Floridino     41    President                   None
Frank Dolney          43    Secretary/Treasurer         None
Nick Pirgousis        44    Chairman of Board       Brother of
                                                 George Pirgousis
George Pirgousis      58    Director                 Brother of
                                                  Nick Pirgousis
William A. Scott      55    Director                    None

All directors hold office until the next annual meeting of stockholders, held on June 15th of each year, and until their successors have been duly elected and qualified. There are no agreements with respects to the election of directors.

Set forth below is certain biographical information regarding the Company's executive officers and directors:

William Keeler, Chief Executive Officer, has over twenty years of successful, progressive experience in the food industry including work in retail restaurants and wholesale distribution. He started his career as the franchise owner of five Kentucky Fried Chicken units, then became Territory and District Sales Manager and Director of Corporate Produce sales for White Swan Food Service, moved on to become District Sales Manage and District Sales Director of Sysco, and advanced from Regional Sales Manager to Vice President of Sales at Rykoff Sexton US Food Services. Most recently Mr. Keeler worked as Vice President of Sales and Marketing for Bari Importing Corp, where he supervised all marketing aspects of Corporation, increased Sales and Profits last year over 20%. Installed a new shelter program, instituted a new commission program, instituted a new sales software program, designed an equipment program bringing new customers and opening new opportunities for the Sales Force. Mr. Scott has served on the board of directors since March 1999.

Michael Floridino, President, is the Founder of the Company. He has been in the restaurant business nearly his entire life. At the age of 18, he held numerous management positions in restaurant chains, covering all aspects of operations, engaging in site selection, training, food suppliers and administration. In 1988, Mr. Floridino moved to Winter Haven, Florida and founded the first Floridino's. He is the owner and originator of the recipes of Floridino's which have been handed down to him through his family and perfected by him. Mr. Floridino's expertise lies within the food development and restaurant operations business. Mr. Floridino has served on the board of directors since 1997.

Frank Dolney, Secretary/Treasurer, graduated in 1979 with a Bachelors of Business Administration in Finance and Economics. After graduation, Mr. Dolney took a position with Merrill Lynch Pierce Fenner & Smith as Asst. Operations Manager. In the last eighteen years Frank has worked as an investment executive in the areas of portfolio management, private placements and tax strategy. From 1990 to 1995, Mr. Dolney worked with AT Broad & Company in New York as investment executive in which he identified corporate finance and merger and acquisition candidates for top management. Mr. Dolney has served on the board of directors since January 1999.

Nick Pirgousis, Chairman of the Board of Directors, opened his first restaurant at the age of 18 in New York City. He has since owned, operated and managed restaurants in New York including the Park View Restaurant, Zoop Soups and Silver Spurs, of which he is still an owner. Mr. Pirgousis maintains a hand-on style of management and has been involved in every aspect of the growth of the Company. He has also overseen the growth of a number of establishments in the food and beverage industry as a consultant utilizing his restaurant expertise to advise on the operation and management of each entity. Mr. Pirgousis has served on the board of directors since January 1999.

William Scott a director also serves as accountant of the company. He is a certified accountant in the State of Florida for over twenty two years and has an extensive financial and accounting background. During his first seven years as an accountant, Mr. Scott worked for Price Waterhouse & Co.
Subsequent to that, he commenced his own private accounting firm which he has devoted most of his time to.

George Pirgousis, the brother of Nick Pirgousis, has been a restauranteur for the past thirty five years. His expertise is the daily operations of restaurants with a strong emphasis in purchasing and inventory control. Since 1982, he has owned and operated two restaurants in New York, New York. He has served on the board of directors since January 1999.

Each director is elected at the annual meeting of Stockholders and each Director elected holds office until a successor has been elected and qualified, or until his prior resignation, removal, or death. The following sets forth the dates since which each director has served: Nick Pirgousis: January 7, 1999; George
Pirgousis: January 7, 1999; Frank Dolney: January 7, 1999; William Scott: March 10, 1999; Michael Floridino: June 1997.

To the best knowledge of management, during the past five years, no present or former director or executive officer of the
Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him form or otherwise limiting, the following activities:
(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in subsequently reversed, suspended, or vacate;

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

The Company's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in connection therewith, directors, officers, and beneficial owners of more than 10% of the Company's Common Stock are required to file on a timely basis certain reports under Section 16 of the Exchange Act as to their beneficial ownership of the Company's Common Stock.

Item 6.    EXECUTIVE COMPENSATION

SUMMARY

The following table summarizes the total compensation awarded or paid by the Company to its president, for the fiscal year ended December 31, 1999. No other executive officer of the Company had a total annual salary and bonus in excess of $100,000 for fiscal 1999. Accordingly, Floridino's President is the only named officer of the Company under SEC rules.


                           Summary Compensation Table
(a)          (b)       (c)      (d)      (e)       (f)       (g)   (h)    (i)
Name and                                Other   Restricted  Sec.          All
Principal                              Annual     Stock  Underly.  LTIP  Other
Position    Year      Salary   Bonus   Compen.    Award   Options Payouts Comp.

Michael
Floridino
President   1999     $75,000     0        0         0        0      0      0

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has no plans at the present to compensate its directors.

The Company has not issued any shares of its common or preferred stock to any employee. It has issued shares to The Ephraim Group and to William Scott as consultancy services rendered to the Company.

COMPENSATION TABLE: None

CASH COMPENSATION
There was no cash compensation paid to any director or executive officer of the Company during the two fiscal years ended
December 31, 1998 and 1999, with the exception of Michael
Floridino who received cash compensation in the sum of $75,000.00 in conjunction with his position as president of the Company.

BONUSES AND DEFERRED COMPENSATION: None.

COMPENSATION PURSUANT TO PLANS: None.

PENSION TABLE: None.

                                 38



OTHER COMPENSATION: None.

COMPENSATION OF DIRECTORS: None.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENT:
There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.



Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) On November 1, 1998, the Company issued 1,680,000 shares of restricted common stock, subject to Rule 144, to Toho Ventures
Ltd., in exchange for 200 shares of common stock of Zoops Soups, Inc., representing 100% of the outstanding and issued stock in the company; and 200 shares of common stock of Floridino's, Inc., representing 100% of the outstanding and issued stock in the company. The two entities were combined into one entity called
Floridino's Inc, which became a wholly owned subsidiary of the Company. Toho Ventures Ltd., is a company whose majority shareholder is Nick Pirgousis, the Chairman of the Board of Directors of Floridino's International Holdings Inc.

(b) In May 1999, the Company issued 50,000 shares of convertible preferred stock to Michael Floridino, the Company's president, in connection with the purchase of three (3) parcels of real estate located at 1810 3rd Street, S.E., Winter Haven, Florida, 300
Cypress Gardens Blvd, Winter Haven, Florida 33880, 3560 Cypress
Gardens Road, Winter Haven, Florida 33884. For additional consideration to Michael Floridino, the Company assumed the liabilities and encumbrances on each of those properties. The property provided by Michael Floridino was the fair market value in accordance with inquiries and appraisals made by the Company through various real estate brokers in the Winter Haven, Florida area. The total market value of the three properties, not reduced by mortgages, liens and encumbrances, was approximately $639,000. The valuation of the liabilities on the properties was $440,000.

                                39



(c) During the course of the year to August 31, 1999, the Company received funding for reconstruction of the Company's operations from Raffles Toho Inc., the total sum of approximately $238,020.
Raffles Toho is wholly owned by the Chairman of the Board of Directors of the Company, Nick Pirgousis. The advance of such funds is evidenced by three Promissory Notes. The terms of the notes provide for interest to be assessed at an annual rate of 8.25%. The individual notes held by Raffles Toho, issued on August 31, 1999, are for $120,435.00 and $72,197.00. These have a balloon payment due on October 31, 2000.  A third individual note issued on August 31, 1999 for $45,388.00 possesses a balloon payment due on January 1, 2000, this payment was extended in fiscal 2000 to December 31, 2000.

(d) During the course of the year to August 31, 1999, the Company received funding from Toho Partners, LLC, by two notes, totaling $60,000. Toho Partners is wholly owned by the Chief
Executive Officer of the Company, Nick Pirgousis. The funds were advanced to assist the Company in the payment of its administrative and operating expenses from time to time. The advance of such funds are evidenced by two Promissory Notes. The terms of the notes provide for interest to be assessed at an annual rate of 8.25%. The first note issued by Toho Partners on August 31, 1999 was for $20,000.00 and has a balloon payment due on January 1, 2000, which was extended to December 31, 2000. The second note issued by Toho Partners on August 31, 1999 was for $40,000.00 and has a balloon payment due October 31, 2000.


INDEBTEDNESS OF MANAGEMENT:

(a) On November 1, 1998, the Company issued 1,680,000 shares of restricted common stock, subject to Rule 144, to Toho Ventures
Ltd., in exchange for 200 shares of common stock of Zoops Soups, Inc., representing 100% of the outstanding and issued stock in the company; and 200 shares of common stock of Floridino's, Inc., representing 100% of the outstanding and issued stock in the company. The two entities were combined to for Floridino's Inc., which became a wholly owned subsidiary of the Company. Toho
Ventures Ltd., is a company whose majority shareholder is Nick
Pirgousis, the Chief Executive Officer of Floridino's
International Holdings Inc.

(b) In May, 1999, the Company issued 50,000 shares of preferred restricted common stock to Michael Floridino, the Company's president, in connection with the purchase of three (3) parcels

                                40



of real estate located at 1810 3rd Street, S.E., Winter Haven,
Florida, 300 Cypress Gardens Blvd, Winter Haven, Florida 33880,
3560 Cypress Gardens Road, Winter Haven, Florida 33884. For additional consideration to Michael Floridino, the Company assumed the liabilities and encumbrances on each of those properties. The property provided by Michael Floridino was the Fair Market Value in accordance with inquiries and appraisals made by the Company through various real estate brokers in the Winter Haven, Florida area. The total market value of the three properties, not reduced by mortgages, liens and encumbrances, was approximately $639,000.

(c) During the course of the year to August 31, 1999, the Company received funding for reconstruction of the Company's operations from Raffles Toho Inc., the total sum of approximately $238,020.
Raffles Toho is wholly owned by the Chairman of the Board of Directors of the Company, Nick Pirgousis. The advance of such funds is evidenced by three Promissory Notes. The terms of the notes provide for interest to be assessed at an annual rate of 8.25%. The individual notes held by Raffles Toho, issued on August 31, 1999, are for $120,435.00 and $72,197.00. These have a balloon payment due on October 31, 2000.  A third individual note issued on August 31, 1999 for $45,388.00 possesses a balloon payment due on January 1, 2000.

(d) During the course of the year to August 31, 1999, the Company received funding from Toho Partners, LLC, by two notes, totaling $60,000. Toho Partners is wholly owned by the Chief
Executive Officer of the Company, Nick Pirgousis. The funds were advanced to assist the Company in the payment of its administrative and operating expenses from time to time. The advance of such funds are evidenced by two Promissory Notes. The terms of the notes provide for interest to be assessed at an annual rate of 8.25%. The first note issued by Toho Partners on August 31, 1999 was for $20,000.00 and has a balloon payment due on January 1, 2000. The second note issued by Toho Partners on August 31, 1999 was for $40,000.00 and has a balloon payment due on October 31, 2000.


TRANSACTIONS WITH MANAGEMENT:

Floridino's International, Inc. and Floridino's Pizza Etc., Inc.
rent real property from a Floridino's International Holdings, Inc.'s shareholder, and President, Michael Floridino during fiscal years 1998 and 1997.

                                41



There was no formal lease agreement between this shareholder and the Company or its wholly owned subsidiaries. Total rent paid to the shareholder during the years ended December 31, 1998, and 1997, approximated $26,000 and $32,000, respectively.

The transactions described were on terms that are at least as favorable to the company as would be expected to be negotiated with unaffiliated third parties and no preferences have been given to any of the parties with whom the Company has transacted.


Item 8.   DESCRIPTION OF SECURITIES

The Company is authorized under its certificate of incorporation to issue 25,000,000 shares of $.001 par value common stock and 200,000 shares of convertible preferred stock, no par value. All of the common shares are entitled to one vote on any matter brought before the shareholders including the election of directors. The preferred stock may be issued in series and the board of directors is specifically vested with the authority to establish and designate series of preferred and fix rights, preferences, privileges and restrictions of any series of the preferred stock, including without limitation, those relating to any dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and sinking fund terms. The preferred shares have no voting rights, are non-preemptive and have no dividend provision. The preferred shares are convertible into common stock. Each share of the preferred is convertible into one share of common stock starting in May
2000.

The Board may out of funds legally available therefor, at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when it deems expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Board from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board shall deem conducive to the interests of the Corporation.

                                42


                              PART II

Item 1.     MARKET PRICE OF AND DIVIDENDS FOR COMMON EQUITY AND
            RELATED STOCKHOLDER MATTERS

The Company's common stock has been traded on the OTC Bulletin
Board under the symbol "FDNO". The following table sets forth, for the periods indicated, the high and low sale prices for the shares of common stock as reported by OTC:

                                                 High    Low
                                                ------ -------
Fiscal Year Ended December 31, 1997:
Fourth Quarter ..................................$6.00   $5.00
Fiscal Year Ended December 31, 1998:
First Quarter....................................$5.50   $5.25
Second Quarter...................................$5.50   $4.00
Third Quarter....................................$5.75   $5.375
Fourth Quarter...................................$5.50   $5.00
Fiscal Year Ended December 31, 1999:
First Quarter....................................$6.0625 $5.00
Second Quarter...................................$6.125  $5.00
Third Quarter................................... $7.875  $5.625
Fourth Quarter...................................$8.875  $6.00

The source of the bid information provided in this section are the quotations as provided by the NASDAQ. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

No dividends have been declared to date by the Company.  The
Board of Directors may declare and pay dividends upon the outstanding shares of the Company, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Company's Certificate of Incorporation. Before payment of any dividend there may be set aside out of the net profits of the Company such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

Shares owned by insiders, officers and directors totaling
3,469,700 are deemed "restricted securities" as that term is

                                43



defined under the Securities Act; and in the future these shares may be sold under Rule 144, which provides in essence, that a person holding restricted securities for a period of one year may sell every three months an amount equal to the greater of (a) one percent of the Company's issued and outstanding common stock or
(b) the average weekly trading volume of the common stock during the four calendar weeks prior to such sale.

As of December 31, 1999, there were approximately 125 shareholders of the Company.

Item 2.     LEGAL PROCEEDINGS

There are no legal proceedings outside of the ordinary course of business.

Item 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has recently changed its accountants and has filed a Form 8-K reflecting this change. The Form 8-K is incorporated by reference herein and investors are directed to that filing for disclosure purposes.

Investors are further advised that the principal accountant's report on the financial statements for either of the past two years did not contain an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles. Additionally, the decision to change accountants was approved by the board of directors of the company.

Item 4.    RECENT SALES OF UNREGISTERED SECURITIES

(a) On November 1, 1998, the Company issued 1,680,000 shares of restricted common stock, subject to Rule 144, to Toho Ventures
Ltd., in exchange for 200 shares of common stock of Zoops Soups, Inc., representing 100% of the outstanding and issued stock in the company; and 200 shares of common stock of Floridino's, Inc., representing 100% of the outstanding and issued stock in the company. The two entities were combined to form Floridino's
Inc., which became a wholly owned subsidiary of the Company. The issuance of 1,680,000 shares to Toho Ventures was exempt from registration under Section 4(2) of the Securities Act of 1933 as it was a private offering of shares by the issuer to one accredited sophisticated investor with no immediate distribution by the purchaser. The estimated value of the consideration received for the November 1998 issuance was approximately
$337,000.

                                 44



(b) On November 16, 1998, the Company issued 500,000 shares of restricted common stock to Hynford Holdings Inc., a Bahamian
Corporation, towards the purchase of various production machinery, auxiliary, plant and restaurant equipment owned by Hynford Holdings. The issuance of 500,000 shares to Hynford
Holdings, Inc., was exempt from registration under Section 4(2) of the Securities Act of 1933 as it was a private offering of shares by the issuer to one accredited sophisticated investor with no immediate distribution by the purchaser. The estimated value of the consideration received for the November 1998 issuance was approximately $87,000.

(c) On May 23, 1999, the Company issued 50,000 shares of preferred restricted common stock to Michael Floridino, in connection with the purchase of three (3) parcels of real estate located at 1810 3rd Street, S.E., Winter Haven, Florida, 300
Cypress Gardens Blvd, Winter Haven, Florida 33880, 3560 Cypress
Gardens Road, Winter Haven, Florida 33884. The preferred stock is convertible into common stock at $5.00 per share commencing in May 2000. For additional consideration to Michael Floridino, the
Company assumed the liabilities and encumbrances on each of those properties and other liabilities associated with the Company's business activities. The issuance of 50,000 shares of preferred restricted common stock to Michael Floridino was exempt from registration under Section 4(2) of the Securities Act of 1933 as it was a private offering of shares by the issuer to one accredited sophisticated investor with no immediate distribution by the purchaser. The estimated value of the consideration received for the May 1999 issuance was approximately $250,000.

(d) The Company in May 1999 conducted a private placement of 2,000,000 shares of common stock pursuant to Rule 505 of Regulation D of the Securities Act of 1933. The total offering price for the May 1999 offering was $1,000,000 and all the shares offered by the Company, that being 2,000,000 shares, were sold.
The offering was made to accredited investors and as of June 30, 1999 was not fully completed. The offering was exempt from registration as the securities were placed pursuant to the exemption provided by Regulation D of the Securities Act of 1933.
The private placement of 2,000,000 shares of common stock was exempt from registration pursuant to Rule 505 of Regulation D of the Securities Act of 1933 as it was a private placement of shares to accredited investors for a total aggregate value less than $5 million.

(e) The Company in July 1997 conducted a private placement of 20,000 units with each unit consisting of 25 shares of common

                                 45



stock and 45 stock purchase warrants. The units were offered at a price of $5.00 per unit and all units offered were fully subscribed to raising the sum of $100,000 for the Company. The strike price of the warrants for the July 1997 private placement was $1.00 and the shares issued under the exercise of such warrants were made to accredited investors. The offering was exempt from registration as the securities were placed pursuant to the exemption provided by Rule 504 of Regulation D of the Securities Act of 1933. The private placement of 20,000 units each consisting of 25 shares of common stock and 45 stock purchase warrants was exempt from registration pursuant to Rule
504 of Regulation D of the Securities Act of 1933 as it was a private placement of securities to accredited investors by a company with a valid business plan which was for a total aggregate value less than $1 million.

(f)  In July 1997, the Company acquired all of the outstanding stock in Floridino's Pizza Etc. Inc., Floridino's of Lake Wales,
Inc., Hard Ball Cafe, Inc., Floridino's Home of the Calzone,
Inc., and Floridino's International, Inc., and Floridino's of
Bartow, Inc., in a business combination accounted for as a
pooling of interests.   The Company issued 1,800,000 shares of
stock having a $.001 par value per share to Michael Floridino in exchange for his interest in those corporations.  The transaction was accounted for as a pooling and the equity of the acquired companies at the time of the transaction was a deficit of
$98,796.

Subsequently during 1999, Michael Floridino sold approximately
650,000 shares of common stock to parties not affiliated with the Company through private transactions. Mr. Floridino received
$32,500 fro this transaction. Another 150,300 shares were gifted by Mr. Floridino to employees of the Company and family members.
The sale of these shares were exempt from registration pursuant to Section 4(1) of the Securities Act of 1933.

(g) In December 1997, 18,000 shares of common stock were purchased under the warrants sold in the October 1997 private placement. The issuance of these shares was exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The shares were issued for a total aggregate value of $18,000.

(h) In December 1998, 261,000 shares of common stock were purchased under the warrants sold in the October 1997 private placement. The issuance of these shares was exempt from registration pursuant to Rule 504 of Regulation D of the

                                 46



Securities Act of 1933. The shares were issued for a total aggregate value of $261,000.

(i) During 1999, 558,000 shares of common stock were purchased under the warrants sold in the October 1997 private placement.
The issuance of these shares was exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The shares were issued for a total aggregate value of $346,500.

(j) Pursuant to its Consulting Agreement with the Ephraim Group, and William Scott, the Company issued in August 1999, 100,000 shares and 40,000 shares of restricted common stock to these consultants. The issuance of these shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as these shares were issued by the Company without any public solicitation or offering and were accepted without any intent to distribute. The total aggregate value of this issuance is estimated at $90,000.

(k) In September and October 1999, the Company issued a convertible promissory note with a face amount of $750,000.00 at 9.0% interest, with a maturity date of October 31, 2001, pursuant to Regulation D 505 of the Securities Act of 1933. The note was fully subscribed to by one accredited investor. Registration of the sale of this security was exempt pursuant to Regulation D 505 of the Securities Act of 1933 as well as Section 4(2) as it was conducted in a private placement to an accredited investor and the aggregate amount raised was under $5 million.


Item 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of the Directors and Officers of the Company is authorized pursuant to the Company's Articles and By-laws and to the fullest extent permitted by Florida law. It is possible that the Company will be required to pay certain judgments, fines and expenses incurred by an officer or director, including reasonable attorneys' fees, as a result of actions or proceedings in which such officers and directors are involved by reason of being or having been an officer or director provided that said officer or directors acted in good faith.

Under Florida Law, a corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or

                                 47



agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.





























                                48


                           PART F/S
           FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Directors
Floridino's International Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Floridino's International Holdings, Inc. ("the Company") and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Floridino's International Holdings, Inc.
and its subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As more fully discussed in Note 2 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Infante Lago & Company
North Miami, Florida
Dated: October 12, 1999


            FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                   CONSOLIDATED BALANCE SHEET
                AS OF DECEMBER 31, 1998 AND 1997
ASSETS
Current Assets
  Cash                                   $15,502                -
  Royalties receivable                    11,826           12,250
  Inventory                               15,083           18,535
                                       ----------      ----------
  Total Current Assets                   $42,411          $30,785

Property and Equipment
  Equipment                              345,266          222,874
  Leasehold Improvements                 323,077           57,811
  Office and Other Equipment              56,925           55,694
                                       ----------      ----------
   Total Property and Equipment         $725,268         $336,379

Less: Accumulated Depreciation          (213,246)       (130,408)
                                       ----------      ----------
Property and Equipment                   512,022          205,971

Other Assets
 Organizational costs, net                 6,859           13,671
 Other Assets (security deposits)         79,906           18,191
                                       ----------      ----------
         TOTAL ASSETS                   $641,198         $268,618
                                       ========         ========

LIABILITIES
Current Liabilities
 Outstanding checks in excess of
   Bank balance                         $ 19,903           $1,144
 Accounts payable and accrued expenses   310,555          255,288
 Accrued Payroll taxes and related
   expenses                               93,989           27,898
 Deferred franchise fee revenue              -             59,500
 Loans payable - stockholder             152,799           21,071
 Loans payable - supplier                    -             24,280
 Current portion of obligations under
   capital leases                          6,490                -
 Current portion of long term debt       313,728           89,872
                                       ----------      ----------
 Total Current Liabilities              $897,464         $479,053

Long term debt, net of current portion    71,584          326,459

Obligations under capital leases net
   Of current portion                     42,710             -


STOCKHOLDERS' DEFICIT
Common stock, par value $.001;
 25,000,000 shares authorized,
 4,959,000 shares issued and outstanding
 at December 31, 1998 and 2,518,000
 issued and outstanding at
 December 31, 1997                      $  4,959           $2,518
Additional Paid in Capital               802,711          119,631
Accumulated Deficit                   (1,178,230)       (659,043)
                                     ------------      ----------
 Total Stockholders' Equity             (370,560)       (536,894)
                                     ------------      ----------
TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT                   $641,198         $268,618
                                    =============      ==========

The accompanying notes are an integral part of these financial statements.

            FLORIDINO'S INTERNATIONAL HOLDINGS INC.
             CONSOLIDATED STATEMENT OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                  1998                 1997
                                 ------               ------
REVENUES
 Food and Beverage Sales       $1,577,564           $1,478,196
 Franchise Fees                    59,500               34,000
 Royalty Fees                      32,207               49,298
                               ----------           ----------
 Total Revenues                 1,669,271            1,561,494

COSTS OF SALES:
 Costs of goods sold            1,032,945              956,415
                               ----------           ----------
 Gross Profits                    636,326              605,079

OPERATING EXPENSES:
 General Administrative           996,232              807,046
 Cost of restaurant closings      138,555               65,602
                               ----------           ----------
 Total Operating Expenses       1,134,787              872,648


OTHER INCOME (EXPENSES):
  Equipment sales                       0               23,468
  Miscellaneous income              8,596               19,601
  Interest expense                (29,322)             (31,842)
                                ---------            ---------
LOSS FROM OPERATIONS BEFORE
PROVISION FOR INCOME TAXES       (519,187)            (256,342)

 Provision for Income taxes            -                    -
                               ----------           ----------
NET LOSS                        $(519,187)           $(256,342)
                               ==========           ==========

LOSS PER SHARE:
 Basic:
  Net loss per share                (0.19)               (0.10)

Weighted average shares
 outstanding                    2,698,974            2,518,000
                               ===========          ===========

The accompanying notes are an integral part of these financial statements.

            FLORIDINO'S INTERNATIONAL HOLDINGS INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                  1998                 1997
                                 ------               ------
CASH FLOWS FROM
OPERATING ACTIVITIES:
  Net Loss                     $(519,187)           $(256,342)
  Adjustments to Reconcile
    Net Loss to Net Cash
    Used in Operating
    Activities:
    Depreciation                  84,402               30,645
    Amortization                   6,812                1,831
    Stock issued for services          0                  200

 Changes in Assets and
  Liabilities
 Increase/(Decrease) In:
   Royalties Receivable              424                4,652
   Note Receivable - Shareholder      -                37,715
   Inventory                       3,452                 (205)
   Other Assets                   (7,729)               4,551
   Organizational Costs               -               (12,449)
 Increase/(Decrease) In:
   Accounts payable               45,048               48,784
 Accrued payroll taxes and
     related expenses             66,091                6,433
   Deferred franchise fee
     revenue                     (59,500)              10,500
                               ----------           ----------
NET CASH USED IN
OPERATING ACTIVITIES            (380,187)            (123,685)

CASH FLOW FROM
INVESTING ACTIVITIES:
 (Additions) disposals to
    property & equipment          39,501              (40,391)
                               ----------           ----------
NET CASH PROVIDED (USED) IN
INVESTING ACTIVITIES              39,501              (40,391)


CASH FLOWS FROM FINANCING
ACTIVITIES:
 Proceeds from long-term debt         -                81,885
 Outstanding checks in excess
     Of bank balance              18,759              (33,182)
Principal payment on
   long-term debt                (31,019)             (37,978)
 Issuance of common stock        261,000              118,000
Purchase of minority interest         -               (10,000)
 Loans payable - stockholder     131,728               21,071
 Loans payable - supplier        (24,280)              24,280
                               ----------           ----------
NET CASH PROVIDED BY
FINANCING ACTIVITIES             356,188              164,076
                               ----------           ----------
NET INCREASE/(DECREASE) CASH      15,502                   -

CASH AT BEGINNING OF YEAR             -                    -
                               ----------           ----------
CASH AT END OF YEAR              $15,502              $    -
                              ===========          ===========

SUPPLEMENTAL DISCLOSURES:
 Cash paid for interest expense   29,322               43,007
 Stock issued for purchase
   of equipment                   87,079                   -
 Stock issued for acquisition
   of subsidiary                 337,442                   -
 Equipment acquired through
   Capital leases                 49,200                   -
                               ----------           ----------
                                $503,043              $43,007
                              ===========          ===========

The accompanying notes are an integral part of these financial statements.


                   FLORIDINO'S INTERNATIONAL HOLDINGS INC.
         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                         Total                           Total
                      Number of  Common   Additional  Accumulated Shareholders'
                        Shares   Stock   Paid in Cap    Deficit     Equity
             ----------------------------------------------------------------

BALANCE
JANUARY 1, 1997      1,800,000   $1,800   $ 2,149      $(402,701)  $(398,752)

Issuance of common
stock in private
placement              500,000      500    99,500             -      100,000

Issuance of common
stock in lieu of
payment for services   200,000      200        -              -          200


Issuance of common
stock due to exercise
of warrants             18,000       18    17,982             -       18,000

Net Loss                    -        -         -        (256,342)   (256,342)
            ----------------------------------------------------------------
BALANCE
DECEMBER 31, 1997    2,518,000    2,518   119,631       (659,043)   (536,894)
            ================================================================

BALANCE
JANUARY 1, 1998      2,518,000    2,518   119,631       (659,043)   (536,894)

Issuance of common
stock in connection
with acquisition of
subsidiaries         1,680,000    1,680   335,762             -      337,442

Issuance of common
stock for the purchase
of equipment           500,000      500    86,579             -       87,079

Issuance of common
stock in connection
with exercise of
warrants               261,000      261   260,739             -      261,000

Net Loss                    -        -         -        (519,187)   (519,187)
            ----------------------------------------------------------------
BALANCE
DECEMBER 31, 1998    4,959,000    4,959   802,711     (1,178,230)   (370,560)
            ================================================================

The accompanying notes are an integral part of these financial statements.


              FLORIDINO'S INTERNATIONAL HOLDINGS INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           AS OF DECEMBER 31, 1998 AND DECEMBER 31, 1997

NOTE 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
Floridino's International Holdings, Inc., the "Company", was incorporated on June 25, 1997, in the State of Florida to develop, own, operate and franchise family style neighborhood
Italian restaurants.

During July of 1997, the Company acquired all of the outstanding stock in Floridino's Pizza Etc. Inc., Floridino's of Lake Wales, Inc., Hard Ball Cafe, Inc., Floridino's Home of the Calzone, Inc., and Floridino's International, Inc., and Floridino's of Bartow, Inc., in a business combination accounted for as a pooling of interests. The Company issued 1,800,000 shares of stock having a $.001 par value per share to Michael Floridino in exchange for his interest in those corporations, under an exchange intended to qualify as a tax free exchange under Section 368 of the Internal Revenue Code. The acquired companies are primarily engaged in restaurant and restaurant franchising operations. The accompanying financial statements for the year ended December 31, 1997 are based on the assumption that the companies were combined for the full year, and financial statements of the prior year have been restated to give effect of the combination.

Details of the results of operations of the individual companies for the period before the combination that are included in the consolidated statements of operations and accumulated deficit are as follows:

                                             Six months ended
                                               June 30, 1997
                                            Revenue    Net Loss

     Floridino's Pizza Etc., Inc.          $214,922   $ (4,223)
     Floridino's of Lake Wales, Inc.        128,172    (42,610)
     Hard Ball Cafe, Inc.                   253,433    (27,022)
     Floridino's Home of the Calzone, Inc.  234,979        599
     Floridino's International, Inc.         89,649    (14,472)
     Floridino's of Bartow, Inc.            144,264    (57,723)
                                         -----------------------
                                         $1,065,419  $(145,451)
                                         =======================
                                 59

Floridino's of Lakeland, Inc. ("Lakeland") was incorporated in September 1997, in the State of Florida to own and operate restaurants. In November 1997, Lakeland acquired the assets and assumed the liabilities of Floridino's of Lake Wales Inc.'s restaurant operation, and opened a new restaurant. The Company owns 100% of the outstanding shares of common stock in Lakeland.

On November 1, 1999 1998, the Company acquired all of the outstanding stock of Floridino's of New York, Inc. and Zoop Soups, Inc. for 1,680,000 shares of common stock. The acquisition described above was accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. No goodwill was recognized due to management's inability to determine the future benefits to be derived and assets and liabilities of the acquired company approximated market value at the time of acquisition. The accompanying consolidated financial statements for the year ended December 31,1998, include the earnings/(deficits) for these companies as of the date of acquisition.

The allocation of the purchase price to the companies is as
follows:
                     Zoops     Floridinos NY        Total

Fixed assets      $192,292      $101,384          $293,676
Other assets         7,300        46,686            53,986
Trademarks               0             0                 0
Less liabilities         0       (10,220)          (10,220)
                  ---------      --------          --------
  Total price     $199,592      $137,850          $337,442

On July 13, 1998, Floridino's Specialties, Inc. ("Specialties") was formed. Specialties is a development stage company primarily engaged in the manufacturing and marketing of frozen foods.

CONSOLIDATION POLICY
The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries.
All significant intercompany balances and transactions have been eliminated.

REVENUE AND COST RECOGNITION
The Company recognizes revenue from food and beverage sales as the service is provided. Revenue from franchise sales is recognized, net of allowance for uncollectible amounts, when substantially all significant services to be provided by the Company have been performed. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

USE OF ESTIMATES
The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY
Inventory is stated at the lower of cost (first-in, first-out method) or market and primarily consists of food products.

PROPERTY AND EQUIPMENT
Property and equipment is carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the respective assets that range from five to ten years. Expenditures for maintenance and repairs are charged to expense as incurred; major replacements and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

INCOME TAXES
The Company accounts for income taxes under the accrual method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

The significant component of the net deferred tax asset at December 31, 1998, consists of the net operating loss carry-forward that can be utilized to offset future taxable income. Management believes that, based on earnings through and subsequent to December 31, 1998, it cannot determine at this time whether a deferred tax asset can be realized in the near future. Therefore, a deferred tax asset has not been reflected in the accompanying financial statements as of December 31, 1998. As of

December 31, 1998, the Company has net operating loss carry forwards for federal income tax purposes. At this time, management is unable to determine the amount of net operating loss carry forwards available to offset future profits.

At December 31, the Company had tax loss carry-forwards of $803,430 which expire in 2012 and 2013. No portion of net operating loss carry-forwards have been recognized and accordingly have not been allocated to intangible assets. The following represents between tax and book entries:

Provision for income taxes is comprised of the following for the years ended December 31:

                                       1998           1997
Current tax expense:
Federal                                 $0             $0
State                                    0              0
                                       -----          ----
Provision for income taxes              $0             $0
                                       =====          ====

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective tax rate is as follows:

Statutory U.S. Federal rate             34%            34%
Loss from operations                   (34%)          (34%)
                                       -----           ----
Effective tax rate                       0%             0%
                                       =====           ====

Deferred tax benefit                 $181,963       $91,203

Adjustment to bring
  To net realizable value            (181,963)      (91,203)

Net realizable value                    $0             $0
                                     ==========     ========

The statutory corporate tax rate of 34% was used to calculate deferred tax benefits.


FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value for financial instruments under SFAS NO. 107, Disclosures about Fair Value of Financial Instruments, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair value of the Company's financial instruments, which include cash, accounts receivable and long-term debt approximates the carrying value in the consolidated financial statements.

ORGANIZATION COSTS
Organizational costs consist of costs incurred during the formation of the Company. These costs are being amortized over sixty months.

ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and is effective for fiscal quarters beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that entities recognize derivative instruments as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Management has concluded that the adoptions of SFAS No. 133 will not have a material impact on the financial position of the Company or its results of operations.

RECLASSIFICATIONS
Certain assets in the 1997 financial statements have been reclassified to conform to the 1998 financials statement presentation.


NOTE 2. SUMMARY OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES
GOING CONCERN CONSIDERATIONS

The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. However, during the years ended December 31, 1998 and 1997, the Company experienced, and continues to experience, certain going concern and liquidity problems. The Company has incurred net losses of $519,187 and $256,343 for the years ended December 31, 1998 and 1997. The Company's consolidated financial position reflects a working capital deficiency of $855,053 at December 31, 1998. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to this matter encompass the
following actions:
                               63

The Company plans to raise equity funds from private placements of its common stock.

From the proceeds of these anticipated offerings, the Company plans to pay outstanding liabilities, continue to explore selling franchises, develop divisions for their restaurant operations, and expand the frozen food division.

The eventual outcome of the success of management's plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LITIGATION
The Company and its subsidiaries are defendants in various lawsuits filed by numerous suppliers for services rendered. The Company has accrued the amounts of the proposed settlements in the accompanying consolidated financial statements, as well as the amounts of potential outstanding claims disclosed by the Company's outside legal counsel.

FRANCHISE OPERATIONS
The following is a description of the most significant risks facing a franchiser and how the Company mitigates those risks:

Legal/Regulatory Risk - the risk that changes in the regulatory environment in which the franchiser operates creates additional expenses not anticipated by the franchiser in pricing its products. That is, regulatory initiatives designed to regulate franchiser's disclosures to its franchisee. The Company mitigates this risk by monitoring proposed regulatory legislation and by assessing the impact of new laws.

Credit Risk - the risk that a franchise will default on fees owed to the Company. The Company minimizes this risk by adhering to a conservative selection process of franchises and by maintaining sound franchise agreements with each franchisee, and by providing for any amounts deemed uncollectible.

Interest Rate Risk - the risk that interest rates will change and cause a decrease in the value of a franchiser's investment. To the extent that liabilities come due more quickly than assets mature, a franchiser might have to sell assets prior to maturity and potentially recognize a gain or a loss. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities.

NOTE 3. LONG-TERM DEBT

Long-term debt consists of the following at December 31, 1998 and
1997:
                                                  1988     1997
HARDBALL CAFE INC.

Note payable, Colonial Bank, payable in
monthly installments of 1.5% of the outstanding
balance, including interest at a fixed annual
rate of 9.25%.  In 1997, the loan was secured
by personal assets owned by a stockholder of
the Company.  The loan was refinanced in 1998. $     -   $21,427

Note payable, First Union Bank, payable in
monthly installments of $500, including interest
at the prime rate as published by the Wall Street
Journal, plus 2%.  The loan is secured by
restaurant equipment and has a balloon payment of
approximately $37,000, plus interest, due on
November 20, 1999.                                42,259  42,356

Note payable, First Union Bank, payable in
monthly installments of $40, including interest
at a fixed annual rate of 12%.  The loan is
unsecured.                                         2,300   2,556

FLORIDINO'S OF LAKE WALES, INC.

Note payable, First Union Bank, payable in
monthly installments of $350, including interest
at the prime rate as published by the Wall Street
Journal, plus 2%.  The loan is unsecured and has a
balloon payment of approximately $17,400, plus
interest, due on February 2, 2000.                20,476  21,570

Note payable, Colonial Bank, payable in monthly
installments of $775, including interest at the
prime rate as published by the Wall Street
Journal, plus 2%.  The loan is secured by
restaurant equipment and was due in full on
December 23, 1997.  The Company retired the debt
in 1999.                                          46,241  38,650

Note payable, payable in monthly installments
of $475, including interest at a fixed annual
rate of 8%                                            -    5,410

                               65
FLORIDINO'S INTERNATIONAL INC.

Note payable, Colonial Bank, payable in monthly
installments of $522, including interest at a
fixed annual rate of 11.25%.  The loan is secured
by equipment and has a balloon payment of
approximately $24,100, plus interest, due on
June 8, 2000.                                     33,987  36,172

Note payable, First Union Bank, payable in
monthly installments of $166, including interest
at the prime rate as published by the Wall Street
Journal, plus 2%.  The loan was retired in 1988.      -      885

Note payable, Lanier, payable in monthly
installments of $128, including interest at a
fixed annual rate of $4. The loan was retired
in 1998.                                              -      323

Note payable, Honkamp Krueger & Co., P.C., payable
in monthly installments of $541, including interest
at a fixed annual rate of 9%.  The loan is secured
by property owned personally by a stockholder of
the company, and has a balloon payment of
approximately $48,800, plus interest due on
May 21, 2000.                                     51,060  52,215

Note payable, Honkamp Krueger & Co., P.C., payable
in monthly installments of $177, including interest
at a fixed annual rate of 9%.  The loan is secured
by property owned personally by a stockholder of
the company, and has a balloon payment of
approximately $11,100, plus interest due on
October 10, 2000.                                 13,190  13,855

Note payable, David Mills, payable in monthly
installments of $200.  The loan is non-interest
bearing.  The loan was retired in 1998.               -    2,100


FLORIDINO'S OF BARTOW, INC.

Note payable, Colonial Bank, payable in monthly
principal installments of $655, plus interest at
the prime rate as published by the Wall Street
Journal, plus 2%.  The loan is secured by
restaurant equipment and has a balloon payment
of approximately $33,000 plus interest, due on
July 23, 1999.                                    38,359  48,577

Note payable, Citrus & Chemical Bank, payable in
monthly installments of $184, including interest
at a fixed annual rate of 9.5%.  The loan is
secured by equipment and is due in full on
March 29, 1998.                                      752     752


FLORIDINO'S INTERNATIONAL HOLDINGS INC.

Note payable, former shareholder, payable in
monthly installments of $500, including interest
at a fixed annual rate of 8%.  The loan is due in
August 1999.                                       3,591   9,063

Note payable, vendor, payable in monthly
installments of $1,500, including interest at
a fixed annual rate of 13%.  The loan is
unsecured.                                         9,884      -

Note payable, individual, payable on demand.
Interest is payable monthly at a fixed annual
rate of 8%.  The loan is unsecured.               16,510      -


FLORIDINO'S PIZZA ETC., INC.

Note payable, Colonial Bank, payable in monthly
installments of $212, including interest at a
fixed annual rate of 9.75%.  The loan is secured
by a second mortgage on property owned by a
stockholder of the company and is due in full
on February 28, 2001.                              5,133   7,070

Note payable, First Union Bank, payable in
monthly installments of $500, including interest
at the prime rate as published by the Wall
Street Journal, plus 2%.  The loan is secured by
a second mortgage on property owned by a
stockholder of the Company and has a balloon
payment of approximately $37,000, plus interest,
due on November 20, 1998.                         43,161  43,909

Note payable, First Union Bank, payable in
monthly installments of $231, including interest
at the prime rate as published by the Wall
Street Journal, plus 2%.  The loan is secured by
vehicles and is due in full on March 3, 2000.      5,133   6,945

Note payable, First Union Bank, payable in
monthly installments of $332, including interest
at the prime rate as published by the Wall
Street Journal, plus 2%.  The loan is secured
by personal property owned by a stockholder of
the Company and is due in full on December 20,
2000.                                              7,705  10,290

Note payable, Ledwig, payable in monthly
installments of $529, including interest at a
fixed annual rate of 10%.  The loan is secured
by restaurant equipment and is due in full in
October 1999.                                      5,535  10,602

Note payable, First Union Bank, payable in
monthly installments of $500, including interest
at the prime rate as published by the Wall Street
journal, plus 2%.  The loan is secured by
restaurant equipment and a vehicle owned by a
stockholder of the company, and has a balloon
payment of approximately $36,000, plus interest,
due on November 20, 1998.                         40,036  41,604
                                                ----------------
                                                 385,312 416,331
Less: Current Maturities                         313,728  89,872
                                                ----------------
Long Term Debt                                    71,584 326,459
                                                ================

There are no sinking fund requirements regarding long term debt.
The following represents the maturities schedule for long term debt at December 31, 1998:

                             2000           $42,196
                             2001            16,167
                             2002             8,133
                             2003             5,088
                                             ------
                             Total          $71,584
                                            =======

NOTE 4.  LEASE OBLIGATIONS

The Company leases certain restaurant and office space, and certain equipment, under operating leases. Most of the Company's operating leases are for a period of three or five years with renewal options.

At December 31, 1998, total future minimum lease payments under operating leases are as follows:

       Year ended December 31,
       1999                                        $126,721
       2000                                          45,894
                                                  ----------
       Total future minimum lease payments         $172,615

The Company is the lessee of certain computer equipment under capital leases expiring in 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lower of their related lease terms or their estimated productive lives. There was no amortization of assets under capital leases for 1998 and 1997. Computer equipment held under capital leases was $49,200 and $0 for 1998 and 1997, respectively.

Minimum future lease payments, under capital leases as of December 31, 1998, for each of the next five years and in the aggregate are:

       Year ended December 31,
       1999                                        $ 15,900
       2000                                          15,900
       2001                                          15,900
       2002                                          15,900
       2003                                          15,900
       Thereafter                                        -
                                                 ------------
                                                     79,500
       Less: Amount representing interest           (30,300)
                                                 ------------
       Present value of net minimum lease payment    49,200
       Less: Current portion                         (6,490)
                                                 ------------
       Obligations under capital leases net
        Of current portion                         $ 42,710
                                                 ============

Interest rates on capitalized leases vary from 19% to 21% imputed based on the lower the of Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

Capitalized leases are amortized over the life of the assets or the term of the lease, whichever is less. The amortization periods range from three to seven years.


NOTE 5.  FRANCHISE AGREEMENTS

Under the provisions of the franchise sales agreements, the Company agrees to provide services to assist the franchise in setting up and operating a restaurant. The service provided includes assistance in site selection, training personnel, implementation of an accounting system, design of quality control programs, and operating assistance.

During the year ended December 31, 1997, Floridino's
International, Inc. sold five franchises. There were eight franchise outlets in operation as of December 31, 1998 and nine as of December 31, 1997.

The Company defers recognition of franchise fee revenue until they have fulfilled all of their required services stipulated in the franchise agreements. There were no amounts recorded for deferred revenue from franchised outlets at December 31, 1998, and $59,500 recorded at December 31, 1997.


NOTE 6.  RELATED PARTY TRANSACTIONS

Floridino's International, Inc. and Floridino's Pizza Etc., Inc. rent real property from a Floridino's International Holdings, Inc.'s shareholder, and President, Michael Floridino. There is no formal lease agreement between this shareholder and the Company or its wholly owned subsidiaries, Floridino's International, Inc. and Floridino's Pizza Etc., Inc. Total rent paid to the shareholder during the years ended December 31, 1998, and 1997, approximated $26,000 and $32,000, respectively.

On November 1, 1998, the Company issued 1,680,000 shares of restricted common stock, subject to Rule 144, to Toho Ventures Ltd., in exchange for 100% of the outstanding stock of Zoops Soups Inc. and Floridino's Inc.. This consummated an acquisition of the two entities which became wholly owned subsidiaries of the Company. Toho Ventures Ltd. Is a company whose majority shareholder, Nick Pirgousis, is the Chairman of the Board of the Company and its majority shareholder.

At December 31, 1998, short-term loans payable to officer consisted of non-interest bearing loan maturing in May 1999.

Interest was not recorded on this transaction due to the fact that the nature of the loan was of such a short term (six months) and the applicable rate to be applied (approximately 8%) would have produced an immaterial amount.


NOTE 7.  COMMON STOCK AND WARRANTS

PRIVATE OFFERING

During July of 1997, the Company initiated a private offering. The offering consisted of 20,000 Units, each Unit consisting of 25 shares of common stock, and 45 redeemable common stock purchase warrants, at a price of $5.00 per Unit. Each stock purchase warrant included in the Units is exercisable into one share of the Company's common stock at a price of $1.00 per share during the nine month period after the closing of the offering. These warrants were extended until December 6, 1998.
Accordingly, the Company issued 500,000 shares of common stock and 900,000 warrants as a result of the private offering. The Company issued an additional 200,000 restricted shares of common stock in lieu of payment for services rendered in connection with the private offering. The common stock and warrants constituting a Unit may be separately transferred at any time after issuance. In December 1997, 18,000 shares of common stock were purchased under the warrants.

In 1998, the Board voted to extend the warrants through March of 1999. In 1998, 261,000 warrants were exercised at $1.00 per share.

RESTRICTED STOCK

Until such time as a public market exists for the common stock of the Company, the shares owned by insiders, officers and directors totaling 3,469,700 are deemed "restricted securities" as that term is defined under the Securities Act; and in the future these shares may be sold under Rule 144, which provides in essence, that a person holding restricted securities for a period of one year may sell every three months an amount equal to the greater of (a) one percent of the Company's issued and outstanding common stock or (b) the average weekly trading volume of the common stock during the four calendar weeks prior to such sale.


NOTE 8.  SUBSEQUENT EVENTS

RESTAURANTS

During 1999, in order to streamline operations, all unprofitable restaurants existing in 1998 were closed. The only restaurant remaining in Florida is the North Lakeland operation. The North Lakeland store is being renovated and will be fully operational by the end of October 1999. This store will be a full service restaurant.

The Floridino's New York and Zoop Soups operation have been merged into one restaurant. The new restaurant, located at Broadway and 23rd Street, in Manhattan, New York, will serve as the test store for the Company's new urban concept. The 23rd Street location has been opened since September 1, 1999.

The Company is opening two express concept restaurants in Lake
Wales and Delray, Florida. The "Floridino's Fast Italian" concept restaurants are under construction and are targeted to open on December 1, 1999.

FROZEN FOOD DIVISION

During 1999, Floridino's Specialties Distribution, Inc., the frozen foods division, expanded and renovated its manufacturing facility. The division has secured USDA approval to commence production. It is anticipated that the plant will begin to fulfill orders in November of 1999. The division will private label product for restaurant chains and will sell its own brand through food brokers and super markets.

COMMON STOCK AND WARRANTS

During 1999, the remaining warrants issued under the July 1997 private placement were exercised. In total, 837,000 of the original warrants have been exercised. The remaining 63,000 original warrants have lapsed. The exercise price of $1.00 per share was paid for the issuance of 135,000 shares of common stock. An additional 423,000 shares were issued at $0.50 per share.

In May of 1999, the Company raised $1,000,000 in capital through a Regulation D 505 private placement offering. Two million shares of common stock were sold at $0.50 per share.
Additional shares of stock, totaling 140,000, were issued to individuals in partial payment for services rendered and/or to be rendered, during 1999.

FRANCHISE OPERATIONS

The Company is in the process of updating its Uniform Franchise
Offering Circular (UFOC). The Company plans to market several new franchise concepts to potential franchisees in the second quarter of 2000.

DEBT REDUCTION

A substantial portion of the capital raised through private placement offerings has been utilized to restructure and reduce the Company's long-term debt. All of the loans payable to Colonial Bank have been satisfied in 1999. Currently, all obligations to First Union Bank are being negotiated. It is the opinion of outside counsel, that the obligations to First Union will be satisfied for approximately 50% of the principal amounts owing. The accompanying financial statements do not include the effects of this uncertainty.


NOTE 9.  YEAR 2000 READINESS STATEMENT (UNAUDITED)

The Company is actively addressing the issues related to the date change in year 2000. This is necessary because many computer systems were programmed using only two digits to contain the year in the date fields. On January 1, 2000, many of these programs will fail to perform date calculations correctly and produce erroneous results. This could temporarily prevent the Company from processing business transactions. The Company began efforts to address this issue.

Currently, all computer systems including both IT and non-IT systems and work is underway to remedy those systems deemed to be year 2000 non-compliant. The non-IT systems are primarily systems with embedded processors such as telephones and security systems. The remediation of the IT and non-IT systems is expected to be completed by the end of 1999. The Company has obtained letters of certification from its mission critical computer systems and software vendors.

The costs associated with the remediation efforts have been internally generated. Any external costs, projected to be incurred, to achieve compliance will be funded from the Company's existing working capital and are not expected to be material in nature.

There are significant risks associated with the year 2000 issues. Many of these risks such as those associated with electrical power or telecommunications are outside the reasonable control of the Company. Although the Company believes its remediation and contingency planning efforts adequately identify and address the year 2000 issues that are within the Company's reasonable control, there can be no assurance that the Company's efforts will be fully effective. Due to the significant risks, the Company's management is monitoring these efforts very closely.

             FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                     CONSOLIDATED BALANCE SHEET
           AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                         (As restated)

                                           9/30/99       12/31/98
  ASSETS
  Current Assets
    Cash                                  $187,480        $15,502
    Investment in marketable securities    259,429              0
    Royalties receivable                    16,304         11,826
    Inventory                               12,535         15,083

                                         ----------    ----------
    Total Current Assets                  $475,748        $42,411

  Property and Equipment:
    Equipment                            1,403,748        402,191
    Leasehold Improvements                 735,116        323,077
    Less accumulated Depreciation         (348,691)     (213,246)
    Land                                   320,000              0
    Organization costs (net of
        amortization)                        3,215          6,859
    Other Assets (security deposits)        74,814         79,906

                                         ----------    ----------
           TOTAL ASSETS                 $2,663,950       $641,198
                                         ==========    ==========

 LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities
   Bank overdrafts                       $       0        $19,903
  Accounts payable and accrued expenses    380,113        310,555
   Accrued Payroll and related expenses     10,931         93,989
   Loans payable - stockholder                   0        152,799
   Current portion of lease obligations     93,917          6,490
   Current portion of long term debt       268,920        313,728
                                         ----------    ----------
   Total Current Liabilities            $  753,881       $897,464

  Long term debt:
   Lease Obligations                       139,498         42,710
   Long term notes and mortgages           606,374         71,584
   Convertible Debentures payable(net)     166,666              0

  STOCKHOLDERS' EQUITY
  Common stock, par value $.001;
   25,000,000 shares authorized,
   7,657,000 shares issued and outstanding
   at September 30, 1999 and
   4,959,000 at December 31, 1998         $  7,657         $4,959
  Preferred stock, 50,000 shares issued
   and outstanding, convertible to 50,000
   shares of common stock at $5 per share,
   no par, no dividend, non-cumulative     250,000              0
  Additional Paid in Capital             2,569,847        802,711
  Accumulated Deficit                   (1,829,973)   (1,178,230)
                                       ------------    ----------
   Total Stockholders' Equity              997,531      (370,560)

  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                  $2,663,950       $641,198
                                        ==========       ========

  The accompanying notes are an integral part of these financial statements.

                                 75

            FLORIDINO'S INTERNATIONAL HOLDINGS INC.
        CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
          NINE MONTHS ENDING SEPTEMBER 30,1999 & 1998
                         (As restated)

                             1999           1998
                            ------         ------
REVENUES
  Food/Beverage Sales     $  819,022   $1,277,397
  Franchise Fees              24,122       59,500
  Royalty Fees                28,943       27,154
                           ----------  -----------
  Total Revenues             872,087    1,364,051


  Costs of goods sold       (540,243)    (819,128)
                           ----------   ----------
  Gross Profits              331,844      544,923


OPERATING EXPENSES:
  Selling, general
    and administrative    (1,165,235)  (1,026,926)

  Depreciation
    and amortization         (26,089)     (22,203)
                           ----------   ----------
Loss from continuing
   Operations               (859,480)    (504,206)

OTHER INCOME(EXPENSE):
  Unrealized gain on
    short term invest.       160,929            0
  Interest Expense           (16,826)     (11,926)
                           ----------   ----------
Net loss before
Extraordinary item and
Income tax provision        (715,377)    (516,132)

EXTRAORDINARY ITEM:
  Gain or early
  extinguishment of debt      96,415            0
  Less tax effect            (32,781)           0
                             --------     --------

Loss before provision
  For income taxes          (651,743)    (516,132)


 Provision for Income taxes        0            0
                           ----------   ----------
NET LOSS                   $(651,743)   $(516,132)
                           ==========   ==========

NET LOSS PER SHARE:
 Basic:
  Loss from
  continuing operations      $   (.12)      $(0.20)
  Gain from
  extraordinary items            0.01         0.00
Net loss per share               (.11)       (0.20)

Weighted average shares
   outstanding               5,799,974    2,618,000
                           ===========   ==========


The accompanying notes are an integral part of these financial statements.


             FLORIDINO'S INTERNATIONAL HOLDINGS INC.
               CONSOLIDATED STATEMENT OF CASH FLOWS
                NINE MONTHS ENDING SEPTEMBER 30TH
                         (As restated)

                                              September 30
                                            1999         1998
                                     ----------------------------
  CASH FLOWS FROM
  OPERATING ACTIVITIES:
    Net Loss                           $  (651,743)    $(516,132)

    Adjustments to Reconcile Net
      Income Items not requiring the
      Use of Cash:
      Depreciation and amortization        139,089        72,203
      Compensation expense paid by
        Issuing Common Stock                90,000             0
      Unrealized gain on Short
        Term investment                   (160,929)            0

  Changes in Other Assets and
    Liabilities:
     Royalties Receivable                   (4,478)        7,595
     Inventory                               2,548        18,536
     Short Term Investments               ( 98,500)            0
     Other Assets                            5,093        (7,409)
     Deferred franchise fee revenue              0       (59,500)
     Accounts payable and accrued exp.      69,557         5,850
     Accrued payroll and related exp.      (83,059)       38,033
                                        ------------ ------------
   Net cash provided by (used by)
      Operations                          (692,422)     (440,824)

  CASH FLOW FROM
  INVESTING ACTIVITIES:
   Purchase of land                       (320,000)            0
   Purchase and acquisition of property
    And equipment                          (55,153)      (26,174)
                                        ------------ ------------
  Net Cash provided by (used by)
    Investing Activities                  (375,153)      (26,174)


  CASH FLOWS FROM FINANCING
  ACTIVITIES:
   Proceeds from issuance of convertible
      Debentures                           500,000             0
   Increase (decrease) in loans payable
      To stockholders                     (152,799)       44,861
   Payment of Bank Overdrafts              (19,903)       (1,144)
   Increase of common stock upon exercise
     of warrants                           346,500       200,000
   Issuance of common stock through
     Secondary offering                  1,000,000             0
   Payment of short term debt             (184,713)     (329,364)
   Long Term Debt (pay) receive           (249,532)      572,191
                                        ------------ ------------
  Net Cash Provided by (Used By)
  Investing Activities                   1,239,553       486,544

  NET INCREASE/(DECREASE) CASH             171,978        19,546

  CASH AT BEGINNING OF YEAR                 15,502             0
                                        ------------ ------------
  CASH AT END OF THE PERIOD              $ 187,480       $19,546
                                        ============ ============

  SUPPLEMENTAL DISCLOSURES:
   Interest paid during the period       $  14,951       $11,926
   Income taxes paid during the period           0             0

  The accompanying notes are an integral part of these financial statements.


             FLORIDINO'S INTERNATIONAL HOLDINGS INC.
   CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FROM DECEMBER 31, 1998 THROUGH SEPTEMBER 30, 1999
                            (as restated)

                Common                     Paid in    Retained
               Shares   Amount  Preferred  Capital    Deficit

Bal 12/31/98  4,959,000 $4,959      $0    $802,711 ($1,178,230)

Issuance of
Stock upon
Exercise of
Warrants        558,000    558             345,942

Issuance of
Stock for
Compensation    140,000    140              89,860
Issuance of
Common Stock  2,000,000  2,000             998,000

Issuance of
Preferred stock                  250,000

Beneficial conversion
Feature of debentures                      333,334

Net loss                                              (651,743)
              ----------  ------  --------  -------    ---------

Bal. 9/30/99  7,657,000  $7,657  $250,000 $2,569,847 $(1,829,973)
              =========  ======  ========  =========  ==========

Total stockholders' equity is $997,531.

The accompanying notes are an integral part of these financial statements.

                 FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
                    NOTES TO THE FINANCIAL STATEMENTS
               FOR THE NINE MONTHS ENDING SEPTEMBER 30, 1999


Note 1 -  Nature of Operations

Floridino's International Holdings, Inc. (the Company) was incorporated on June 25, 1997 in the State of Florida to develop, own, operate, and franchise family style Italian restaurants. The consolidated statements of the Company include the following subsidiary companies:

Floridino's Pizza Etc., Inc.- a restaurant located in Winterhaven, Florida that was closed in September 1999.

Hard Ball Cafe, Inc.- a restaurant located in Winterhaven,
Florida that was closed in April 1999.

Floridino's Home of the Calzone, Inc.- a restaurant located in Lakeland, Florida that was closed in May 1999.

Floridino's International, Inc.- a restaurant franchiser located in Winterhaven, Florida.

Floridino's of Bartow, Inc.- a restaurant located in Bartow, Florida that was closed in December 1998.

Floridino's Specialties Distributions, Inc.- a food
manufacturing   plant located in Lakeland, Florida.

Floridino's Express, Inc.- a restaurant incorporated in 1999 located in Lake Wales, Florida.

Toho Holdings, Inc.- a company incorporated in 1999 to hold title to the real estate and lease agreements of the consolidated companies.

Floridino's, Inc.- a restaurant located in New York, New York, formerly Zoop Soups Inc. This restaurant was reopened in 1999 after a period of reconstruction.

Floridino's of Lakeland, Inc. - a restaurant located in Lake
Wales, Florida incorporated in September 1997. This restaurant was closed in late 1998 and reopened after construction in 1999.

Note 2- Summary of Significant Accounting Policies

  Consolidation- The accompanying consolidated financial statements include the accounts of the company and all of its wholly owned subsidiaries. All significant inter-company balances have been eliminated.

  Revenue and Cost Recognition- The Company recognizes revenue from food and beverage sales as the service is provided. Revenue from franchise sales is recognized, net of allowance of uncollectible amounts, when substantially all significant services provided by the Company have been performed.
Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

Sales of frozen foods are recorded when the goods are delivered.
Cost of sales of frozen foods are recorded using the absorption cost method and are recorded at the time when the corresponding goods have been recorded as sold.

  Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

  Investment in Marketable Securities- Investment in marketable securities represents the purchase of shares of a NASDAQ listed stock valued at the market at September 30, 1999. The unrealized gain on this investment is recorded in "Other Income" in the statement of operations. As per Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies this investment as a "trading security" and accordingly, the investment is recorded at fair market value at September 30, 1999.

  Inventory - Inventory is stated at the lower of cost (first-in, first-out method) or market and primarily consists of food and beverage products.

  Property and Equipment- Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful life of the

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
asset. Improvements made to leased property are depreciated on a straight-line basis over the estimated useful life of the improvement or the period of the lease remaining, whichever is less.

  Expenditures for major repairs and renewals that extend the useful life of the asset are capitalized. Minor repair expenditures are charged to expense as incurred.

  Income Taxes- The Company accounts for income taxes under the accrual method established by Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected futures tax consequences and events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted rates for the year in which the differences are expected to reverse.

  Management believes that based upon earnings through September
30, 1999, the realization of a tax-deferred asset through future earning offsets of current losses cannot be determined.
Therefore, a deferred asset has not been reflected in the accompanying financial statements as of September 30, 1999.

  Extraordinary items- During the nine months ending September 30, 1999, the Company extinguished certain long term debt. The difference between the carrying value of this debt and the settlement amount of the debt at the date of extinguishment is recognized as an extraordinary item in the consolidated statement of operations as a "gain on early extinguishment of debt".

  Fair Values of Financial Instruments- The carrying amounts of all cash, accounts receivables, short term investments, inventories, accounts payable, and other obligations reported in the statement of financial position are estimated by management to approximate fair value.

  Organization Costs - Organization costs consist of costs that were incurred during the formation of the Company and are being amortized of a period of sixty months.


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
  Note 3- Going Concern Considerations

  The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principals, which assumes the continuity of the Company as a going concern. However, during the nine months ending September 30, 1999 and September 30, 1998, the Company experienced, and continues to experience, certain going concern and liquidity problems. The Company has incurred net losses of $651,743 and $516,132 for the nine months ending September 30, 1999 and September 30, 1998. This condition raises substantial doubt to the ability of the Company to continue as a going concern.

  Management's plans with regard to this matter is as follows:

The Company through a plan formalized in fiscal year 1998, closed the restaurant segment that had proven to be unprofitable.
The Company had planned to develop a new restaurant segment under new management with more emphasis on a "fast food/self-service" theme.

In addition during the nine months ending September 30, 1999, the Company raised proceeds of approximately $1.85 million dollars through a Regulation D 505 offering, the exercise of common stock warrants, and a convertible debenture offering. These funds were and are being used to satisfy the Company's debt, reconstruct and improve current restaurant space and to complete the construction of its food manufacturing plant.

  The eventual outcome of the success of management's plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  Note 4- Closed restaurants

  Through September 30, 1999, the Company has completed its plans to close the operations of unprofitable restaurants. The restaurants that were closed by management through September 30, 1999 are as follows:

                 Floridino's Pizza Etc., Inc.
                 Hard Ball Cafe, Inc.
                 Floridino's Home of the Calzone, Inc
                 Floridino's of Bartow, Inc.


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
  Note 5- Litigation

  The Company and its subsidiaries are defendants in various lawsuits filed by various suppliers for services rendered. The Company has accrued the amounts of the proposed settlements in the accompanying consolidated financial statements, as well as the amounts of potential outstanding claims disclosed by the Company's outside counsel. Management believes that the eventual disposition of these lawsuits will not have a material impact on the consolidated financial statements.

  Note 6- Commitments and Contingencies:

  The Company leases office space under operating leases.  At
September 30, 1999, total future minimum lease payments under operating is as follows:


September 30th,
            2000                          $109,058
            2001                          $ 90,278
            2002                          $ 58,200
            2003                          $ 30,000
            2004                          $ 32,500
            Thereafter                    $165,000

            Total future minimum
            lease payments                $485,036
                                          ========

  Note 7- Common Stock Transactions

  During the nine months ending September 30, 1999, the balance of warrants outstanding from an offering completed in July 1997 were exercised or expired. During the period, 558,000 warrants were exercised resulting in net proceeds to the Company of $346,500 and the issuance of 558,000 shares of common stock. The balance of the outstanding warrants (63,000) expired on March 31, 1999. The exercise period of the warrants had been extended to March 31, 1999 and the exercise price was lowered to $.50 by management.

  In August 1999, the Company issued 140,000 common stock in return for services rendered by consultants. (see Note 11 for further discussion).


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
  In May 1999, the Company completed a Regulation D 505 offering resulting in net proceeds to the Company of $1,000,0000 and the issuance of 2,000,000 shares of common stock.

  Note 8- Convertible Debentures

  In September 1999, the Company received net proceeds of $500,000 of a $750,000 debenture offering resulting in the issuance of convertible debentures. Each debenture is convertible into common stock within one year of purchase at a 40% discount from the preceding five day average of the prevailing market price of the stock at conversion. As a result, $333,334 has been recognized as a beneficial conversion feature and is recorded as "debt discount" included in convertible debt payable. The debt discount is being amortized over a period of one year using the effective interest method.

The debentures are payable September 30, 2001 with interest computed at 9.00% payable semi-annually.


  Note 9- Convertible Preferred Stock

  In May 1999, the Company issued 50,000 of preferred stock to an officer of the Company in exchange for real estate transferred to the Company. The fair market value of the real estate at the date of the transaction was $639,000 and mortgages and liens on the properties assumed were $440,000. The preferred stock is convertible into 50,000 shares of common stock at $5 per share beginning in May 2000.


  Note 10- Long Term Debt

  The Company has signed promissory notes in connection with certain reconstruction costs and lease termination agreements incurred in 1999 and in addition has assumed certain long term real estate mortgages associated with the transfer of preferred stock discussed in Note 9. There are no sinking fund requirements associated with the long term debt. The following is a listing of long term debt as of September 30, 1999.

                   Rate      Amount        Maturity

Notes Payable      8.25%     342,749        10/31/00
Mortgages          9.00%     133,349            2007
Mortgages         10.00%     130,276            2007

Totals                      $606,374

The notes payable were entered into on August 31, 1999 and a balloon payment for principle and interest is due in October
2000. Notes payable of $238,020 are due to the Company's majority shareholder and chairman of the board and are more fully disclosed in Note 11.


Note 11- Related Parties

  The Company is indebted to its majority shareholder and chairman of the board for the cost of certain reconstruction and lease agreements associated with the New York restaurant incurred during 1999. The notes payable were entered into on August 31, 1999 and carry an interest rate of 8.25%. At September 30, 1999, the Company had notes payable to the majority shareholder and chairman of the board of $238,020 due on 10/31/00 for the reconstruction costs. This debt is included in "Long term notes and mortgages" on the statement of financial position. In addition, the Company had notes payable to the majority shareholder and chairman of the board of $65,388 due in fiscal 2000 for eight months of unpaid lease payments on the restaurant located in New York City. These notes payable are included in "current portion of long term debt" on the statement of financial position and in general administrative expenses in the statement of operations. The notes payable are due by a "balloon payment" of principle and interest at the maturity date.

In August 1998, the Company issued 40,000 shares to a director of the Company in return for consulting services rendered in early
1998.

Management has recorded this issuance of shares as consulting expense and is part of general, selling, and administrative expense in the Statement of Operations. The value of the shares issued were determined to be $26,000 an is based upon the fair value of the services rendered. The value of the services provided was used rather than the market value, as required by APB No.29,of the shares transferred because management feels that it more properly reflects the value of the transaction.

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
In August 1999, the Company issued 100,000 shares to a consulting firm that is responsible for developing and managing the Company's food processing plant in Winterhaven, Florida.
Management has recorded $64,000 for the issuance of shares as consulting expense as part of general, selling, and administrative expense in the Statement of Operations.

The consulting firm is responsible for the management of the production facility and development of the Company's frozen food segment. The term of the agreement is for five (5) years. In consideration of such services, this consultant received 100,000 shares of common stock, as noted above, upon execution of the agreement. The Company will compensate the consultant with common stock warrants each of the remaining four years of the agreement of which will entitle the consultant to purchase 100,000 shares of common stock in the Company at an exercise price of $2.00 per share during the second year of the agreement, $3.00 per share during the third year of the agreement and $4.00 per share during the fourth and fifth year of the agreement. The warrants will not be granted or vest to the consultant until certain profitability levels for the production facility have been achieved.


  Note 12- Subsequent Events

  In October 1999, the Company completed its debenture offering initiated in September 1999 resulting in additional proceeds to the Company of $250,000. The debentures contain the same terms and provisions discussed in Note 8.


  Note 13 - Segments

  The following is a summary of the Company's segment information for the nine months ended September 30TH:

                          9/30/99                  9/30/98
Gross sales:
Restaurants              $840,481                 $1,364,051

Food processing          $ 31,606                 $        0

Total sales              $872,087                 $1,364,051
                         ========                 ==========

Gross profit:
Restaurants              $324,259                 $  544,923
Food processing          $  7,585                 $        0

Total gross profit       $331,844                 $  544,923
                         ========                 ==========

Loss from continuing
 Operations:
Restaurants             ($262,495)                ($ 362,227)
Food processing         ($360,061)                         0

Corporate               ($236,924)                ($ 141,979)

Total loss              ($859,480)                ($ 504,206)
                        ==========                ===========

Total assets:
Restaurants            $1,096,126                  $ 353,397
Food processing          $431,680                  $       0
Corporate              $1,136,144                  $ 127,801


Total assets           $2,663,950                  $ 481,198
                       ==========                  =========

Note 14 - Other Comprehensive Income

The Company has no other comprehensive income for the nine months ending September 30, 1999.

Note 15 - Earnings Per Share

The Company applies SFAS No. 128, Earnings per share. In accordance with SFAS No. 128, basic net income per share has been computed based on the weighted average of common shares outstanding.

Note 16- Non cash transactions

Certain non-cash transactions executed during the nine month period ending September 30, 1999 have been excluded from the Consolidated Statement of Cash Flows. These transactions include the following:

During the period, reconstruction at Floridino's Inc. was financed by the chairman of the board and by a general contractor. The value of the reconstruction, recorded as a leasehold improvement, is $535,227. The Company issued unsecured notes payable to the chairman and to the general contractor for $535,227, which comes due in fiscal year 2000 and carry an interest rate of 8.25%.

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
During the period, an officer transferred property to the Company in exchange for preferred stock (see Note 9). The fair market value of the property recorded was $639,000 and the fair value of the short and long term debt liabilities assumed were $389,000.

During the period, the Company acquired equipment by entering into capital lease contracts. The value of the assets acquired and the short and long-term lease liability was $184,215.


Note 17-  Restatement

Subsequent to the issuance of the Form 10Q-SB for September 30, 1999, management determined that the accounting for the convertible debentures had been improperly stated. The improper presentations affected the balance sheet, the statement of cash flows and changes in shareholders' equity. The following table indicates the accounts that have been affected by the correction of the improper statements.


                              As Restated         As Reported


Convertible debentures          $  166,666         $  300,000
Paid in Capital                 $2,569,847         $2,436,513


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

                             PART III

Item 1.     FINANCIAL STATEMENTS, EXHIBITS AND
            REPORTS ON FORM 8-K

(A) FINANCIAL STATEMENTS
The Following financial statements are filed as part of this registration statement:

    Balance Sheet
    Statement of Loss
    Statement of Cash Flows
    Statement of Shareholders' Equity (Deficit)
    Selected Financial Data

(B) EXHIBITS AND INDEX OF EXHIBITS
The following exhibits are included in Item 13(c). Other exhibits have been omitted since the required information is not applicable to the registrant.

EXHIBIT

   3         Certificate of incorporation and by-laws

   10.1 Agreement between Michael Floridino and Company dated May 20, 1999

   10.2      Promissory Note Between Floridino's Inc. and
             Raffles Toho Inc.

   10.3      Promissory Note Between Floridino's Inc. and
             Raffles Toho Inc.

   10.4      Promissory Note Between Floridino's Inc. and
             Toho Partners, LLC

   10.5      Promissory Note Between Floridino's Inc. and
             Raffles Toho Inc.

   10.6      Promissory Note Between Floridino's Inc. and
             Toho Partners, LLC

   10.7      Standard Franchise Agreement

   10.8      Consulting Agreement

   10.9      Promissory Note - 9.0% Series A Convertible
             Preferred Promissory Note Due October 31, 2001

   21        Subsidiaries of Company

   27        Financial Data Schedule

(C) REPORTS ON FORM 8-K

A report on Form 8-K was filed on December 15, 1999 and it is incorporated to this Form 10SB-12G/a by reference herein.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


FLORIDINO'S INTERNATIONAL HOLDINGS INC.
----------------------
(Registrant)
Date: July 18, 2000

By: /s/ Nick Pirgousis
----------------------
Chairman of the Board